                                                              RULE NO. 424(b)(4)
                                                      REGISTRATION NO. 333-26539
                                                                       333-28603

                        [LOGO]HIRSH INTERNATIONAL CORP.

                               1,960,548 SHARES

                             CLASS A COMMON STOCK

  Of the 1,960,548 shares of Class A Common Stock offered hereby (the "Offering"), 1,210,526 shares are being sold by Hirsch International Corp. ("Hirsch" or the "Company") and 750,022 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of shares of Class A Common Stock offered by the Selling Stockholders.

  The Class A Common Stock is traded on the Nasdaq National Market under the symbol "HRSH." On June 5, 1997, the last closing sale price of the Class A Common Stock as reported on the Nasdaq National Market was $21.50 per share. The Company's outstanding Common Stock consists of two classes.

                               ----------------

    THE CLASS A COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 9.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
    COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
     OR ADEQUACY  OF THIS PROSPECTUS. ANY REPRESENTATION TO  THE CONTRARY
                            IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                          UNDERWRITING              PROCEEDS TO
                               PRICE TO   DISCOUNTS AND PROCEEDS TO   SELLING
                                PUBLIC     COMMISSIONS  COMPANY(1)  STOCKHOLDERS
--------------------------------------------------------------------------------
Per Share...................    $20.00        $1.10       $18.90       $18.90
--------------------------------------------------------------------------------
Total(2)....................  $39,210,960  $2,156,603   $22,878,941 $14,175,416

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Before deducting expenses payable by the Company, estimated at $600,000.

(2) The Company and certain Selling Stockholders have granted the Underwriters a 30-day option to purchase up to an additional 294,082 shares of Class A Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Stockholders will be $45,092,600, $2,480,093, $25,195,930 and
    $17,416,577, respectively.

                               ----------------

  The Class A Common Stock is offered by the Underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made through the offices of Robertson, Stephens & Company LLC ("Robertson, Stephens & Company"), San Francisco, California, on or about June 11, 1997.

ROBERTSON, STEPHENS & COMPANY

                      THE ROBINSON-HUMPHREY COMPANY, INC.

                                                   JANNEY MONTGOMERY SCOTT INC.

                 The date of this Prospectus is June 6, 1997.

The Inside Front Cover Contains Three Photographs:

        . Company logo with multi-colored embroidered print containing the phrase "When it comes to multi and single head electronic embroidery equipment . . . Hirsch International since 1968."

        . Picture of embroidery machine with the capability to embroider a baseball cap with a 270-degree continuous arc.

        .       Picture of embroidery machine with cording accessory.

  NO DEALER, SALES REPRESENTATIVE, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. ANY INFORMATION OR REPRESENTATIONS NOT HEREIN CONTAINED, IF GIVEN OR MADE, MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER, OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME AFTER THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Incorporation of Certain Information by Reference........................   4
Prospectus Summary.......................................................   5
Risk Factors.............................................................   9
Use of Proceeds..........................................................  14
Price Range of Common Stock..............................................  14
Dividend Policy..........................................................  14
Capitalization...........................................................  15
Selected Consolidated Financial Data.....................................  16
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  17
Business.................................................................  24
Management...............................................................  32
Principal and Selling Stockholders.......................................  34
Description of Capital Stock.............................................  36
Shares Eligible for Future Sale..........................................  38
Underwriting.............................................................  39
Legal Matters............................................................  41
Experts..................................................................  41
Additional Information...................................................  41
Index to Financial Statements............................................ F-1


                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK OF THE COMPANY, INCLUDING SYNDICATE COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND OTHER SELLING GROUP MEMBERS OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE CLASS A COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The following documents of the Company filed with the Securities and Exchange Commission (the "Commission") are incorporated herein by reference:

    (a) The Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1997 filed with the Commission on May 1, 1997;

    (b) The Company's Current Report on Form 8-K filed with the Commission on May 30, 1997; and

    (c) The Company's report on Form 10-C reflecting the increase in the number of shares of common stock outstanding as a result of a 5-for-4 stock split on July 22, 1996 and the amendment to the Company's 1993 Stock Option Plan and 1994 Non-Employee Director Stock Option Plan (collectively, the "Stock Option Plans").

  In addition, all reports and other documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), subsequent to the date of effectiveness of the Registration Statement of which this Prospectus is a part and prior to the termination of the offering made hereby, shall be deemed to be incorporated by reference into this Prospectus. Any statement contained herein or incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST FROM THE COMPANY AT ITS OFFICES LOCATED AT 200 WIRELESS BOULEVARD, HAUPPAUGE, NEW YORK 11788, TELEPHONE NUMBER (516) 436-7100, ATTENTION: SECRETARY. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD ALLOW AT LEAST FIVE (5) BUSINESS DAYS FOR DELIVERY.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Each prospective investor is urged to read this Prospectus in its entirety. Unless otherwise indicated, all information herein (i) assumes no exercise of the Underwriters' over-allotment option; (ii) assumes no exercise of options granted or available for grant under the Company's Stock Option Plans and stock option agreements; and (iii) has been adjusted to reflect a 5% stock dividend effected August 10, 1994 and two 5-for-4 stock splits paid in the form of 25% stock dividends effected July 25, 1995 and July 22, 1996, respectively. Unless the context requires otherwise, all references to "Hirsch" and the "Company" herein include its subsidiaries. This Prospectus contains forward-looking statements that involve risks and uncertainties. When used in this Prospectus, the words "anticipate," "believe," "estimate" and "expect" and other similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus. As used in this Prospectus, "fiscal year" refers to the fiscal year ending January 31 of the specifically identified calendar year.

                                  THE COMPANY

  Hirsch International Corp. ("Hirsch" or the "Company") is a leading single source provider to the embroidery industry of electronic computer-controlled embroidery machinery and related value-added products and services. The Company offers a complete line of technologically advanced single-head and multi-head embroidery machines, proprietary application software, a diverse line of embroidery supplies, accessories and proprietary embroidery products, and a range of equipment financing options. In addition, Hirsch provides a comprehensive customer service program, user training and software support. The Company believes its broad product offerings, together with its complementary value-added products and services, place it in a strong competitive position within its marketplace. From fiscal year 1993 to fiscal year 1997, the Company's net sales increased at a 29.4% compound annual rate to $122.2 million, while net income increased at a 47.5% compound annual rate to $8.8 million.

  Rapid technological change has transformed the embroidery industry. Historically, commercial embroiderers used relatively simple, labor intensive machinery with limited production capabilities. Today, embroiderers use electronic, computer-controlled machinery and related application software to increase labor efficiencies and production capacities while expanding the range and complexity of embroidery designs. These developments have broadened the appeal for embroidered products and led to the expansion of existing markets and the creation of new markets for embroidery. The industry has also benefitted from growth in consumer demand for licensed and branded products carrying the names, logos and designs of professional and collegiate sports teams, universities, and entertainment companies and their characters. These trends and others have contributed to the increase in demand for the machinery, software and services provided by Hirsch.

  The Company's objective is to establish and maintain long-term relationships with its customers by providing them with a single source for their embroidery equipment and related services and financing needs. To achieve this goal, the Company has developed a comprehensive approach under which it (i) sells a broad range of embroidery machines manufactured by Tajima Industries Ltd. ("Tajima"),
(ii) develops and supplies proprietary application software programs for embroidery machines, (iii) sells a broad range of embroidery supplies, accessories and proprietary products, (iv) provides leasing options to customers to finance equipment purchases, and (v) provides comprehensive customer training, support and service in the use of embroidery machines and related application software. The Company believes that this comprehensive approach positions it to become its customers' preferred vendor for their embroidery equipment and related services, supplies and financing needs.

  The Company's customers range from large operators who run numerous machines to individuals who customize products on a single machine. Principal customer groups include: (i) contract embroiderers, who serve manufacturers that outsource their embroidery requirements; (ii) manufacturers, who use embroidery to embellish their apparel, accessories, towels, linens and other products with decorative appeal; and (iii) embroidery entrepreneurs, who produce customized products for individuals, sports leagues, school systems, fraternal organizations, promotional advertisers and other groups.

  Hirsch has certain exclusive United States rights to sell new embroidery machines manufactured by Tajima. Tajima, located in Nagoya, Japan, is one of the world's leading manufacturers of embroidery machines and is regarded as a technological innovator and producer of high quality, reliable and durable embroidery equipment. The Company has exclusive rights to distribute Tajima one through six head embroidery machines ("small machines") in the continental United States and Hawaii and embroidery machines with more than six heads ("large machines") in 39 states. An unrelated third party has the exclusive rights to distribute large machines in the nine western states and Hawaii in which Hirsch does not have distribution rights.

  The Company and Tajima have a 20 year relationship, and Hirsch believes it is Tajima's largest distributor in the world. Hirsch collaborates with Tajima in the development of new embroidery equipment and enhancements to existing equipment. To date, all Tajima equipment has been assembled in Japan. Hirsch recently announced the formation of a new subsidiary, Tajima USA, Inc. ("Tajima USA"), which will assemble Tajima machines in the United States, initially in configurations of up to six heads. The Company anticipates that Tajima USA's operation will enable it to reduce its inventory carrying costs and strengthen its relationship with Tajima.

  In addition to offering a complete line of technologically advanced embroidery machines, Hirsch provides customer training, support and service as well as an array of value-added products and services to its customers. The Company's software subsidiary, Pulse Microsystems Ltd. ("Pulse"), develops and supplies application software programs which enhance and simplify the embroidery process, enable customization of designs and reduce production costs. Pulse has designed and delivered a majority of its proprietary application software programs to operate in the Microsoft(R) Windows 95(TM) environment, which Hirsch believes further enhances and simplifies ease of use and user flexibility. Hirsch also sells a broad range of embroidery supplies, accessories and proprietary embroidery products through the Company's Embroidery Supply Warehouse division ("ESW"). The Company's leasing subsidiary, HAPL Leasing Co., Inc. ("HAPL Leasing"), provides a range of equipment financing options to customers wishing to finance equipment purchases.

  The Company's equipment and value-added products and services are marketed and sold by sales and marketing personnel, whose efforts are augmented by trade journal advertising, informational "open house" seminars and trade shows. Hirsch believes its reputation, knowledge of the marketplace, exclusive Tajima distribution rights and industry expertise will enable it to continue to increase the overall size of the embroidery equipment market and its market share.

  The Company has developed a number of complementary growth strategies, including the following:

  Growing with Embroidery Equipment Customers. The Company believes that purchasers of smaller embroidery machines are likely to purchase additional embroidery machines as their operations expand, thereby presenting the Company with the opportunity to grow with its customers. The Company's customer support personnel work with customers to assist them in expanding their operations. By establishing a relationship through the sale of a smaller embroidery machine and follow-up support and training, the Company strives to establish itself as the customer's preferred vendor.

  Increasing Penetration in Recently Acquired New Equipment Distribution Markets. In June and December 1996, the Company consummated two acquisitions which expanded the territory in which the Company exclusively distributes Tajima small and large embroidery machines to 39 states. In January 1997, the Company was granted the exclusive rights to distribute Tajima small embroidery machines in nine western states and Hawaii. The Company believes that it has excellent opportunities for growth in these new distribution markets and anticipates that the introduction of its approach to marketing and broad offering of products and services will allow it to further penetrate the potential customer base in these markets.

  Expanding Sales of Value-Added Products. Part of the Company's growth strategy is to increase sales through Pulse, ESW and HAPL Leasing. Once a relationship with a customer is established by the sale of an embroidery machine, the Company seeks to increase its sales by supplying software developed by Pulse, distributing a broad range of embroidery supplies and equipment through ESW, and offering leasing options through HAPL Leasing. In those regions of the United States into which the Company has recently expanded, the Company believes it has a strong opportunity to expand sales of its value-added products and services.

  Establishing Assembly Operations. The Company recently announced plans to assemble in the United States near the Company's headquarters initially up to six head Tajima embroidery machines. As a result of these assembly operations, the Company expects to be able to better manage inventory and strengthen its relationship with Tajima.

  The Company's executive offices are located at 200 Wireless Boulevard, Hauppauge, New York 11788, and its telephone number is (516) 436-7100.

                                  THE OFFERING

Class A Common Stock Offered by the Company.....  1,210,526 shares

Class A Common Stock Offered by the Selling
Stockholders....................................    750,022 shares(1)

Common Stock to be Outstanding after this
Offering........................................  9,315,347 shares(1)(2)(3)

Use of Proceeds.................................  Net proceeds of this Offering will be used for repayment of
                                                  acquisition and working capi-
                                                  tal indebtedness, establish-
                                                  ment and operation of a
                                                  Tajima embroidery machine as-
                                                  sembly facility, and general
                                                  corporate purposes, including
                                                  working capital. See "Use of
                                                  Proceeds."


Nasdaq National Market Symbol...................  HRSH
--------
(1) Excludes 294,082 shares of Class A Common Stock subject to the Underwriters' over-allotment option.
(2) Includes 5,372,572 shares of Class A Common Stock, 2,732,249 shares of Class B Common Stock and the 1,210,526 shares of Class A Common Stock offered by the Company. Except with respect to voting rights, shares of Class A Common Stock and Class B Common Stock are substantially identical. See "Description of Capital Stock."
(3) Excludes 303,740 shares of Class A Common Stock subject to options exercisable as of June 5, 1997.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (In thousands, except per share data)

                                            YEAR ENDED JANUARY 31,
                                   -------------------------------------------
                                    1993    1994       1995    1996     1997
                                   ------- -------    ------- ------- --------
STATEMENT OF OPERATIONS DATA:
Net sales......................... $43,584 $49,959    $70,709 $87,974 $122,195
Interest income related to sales-
 type leases......................      37     571      1,617   3,022    3,243
Income before income taxes........   3,078   4,272      8,159  11,402   15,170
Income taxes......................   1,226   1,663(1)   3,335   4,837    6,402
Net income........................   1,853   2,609(1)   4,823   6,565    8,768
Income per share.................. $  0.35 $  0.49(1) $  0.66 $  0.87 $   1.10
Shares used in the calculation of
 net income per share.............   5,332   5,332      7,335   7,512    7,972

                                                             JANUARY 31, 1997
                                                          ----------------------
                                                          ACTUAL  AS ADJUSTED(2)
                                                          ------- --------------
BALANCE SHEET DATA:
Working capital.......................................... $22,959    $33,431
Total assets.............................................  83,696     91,968
Long term debt, less current maturities..................  13,194      1,387
Stockholders' equity.....................................  41,682     63,961

--------
(1) Income taxes, net income and income per share for the fiscal year ended January 31, 1994 reflect, on a pro-forma basis, the federal and regular New York State income taxes which would have been incurred if the Company had been taxed as a "C" Corporation under the Internal Revenue Code of 1986, as amended and applicable New York State statutes during such period.
(2) As adjusted for the issuance and sale of the 1,210,526 shares of Class A Common Stock offered by the Company hereby (at an offering price of $20.00 per share, after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company) and the application of the net proceeds to the Company. See "Use of Proceeds."

                                 RISK FACTORS

  Prospective purchasers of the Class A Common Stock offered hereby should carefully consider the following risk factors in addition to the other information contained in this Prospectus or incorporated herein by reference. This Prospectus contains forward-looking statements which involve risks and uncertainties. When used herein, the words "anticipate," "believe," "estimate," and "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results, performance or achievements could differ materially from the results expected in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include those discussed in the following risk factors.

DEPENDENCE ON TAJIMA

  For the fiscal year ending January 31, 1997, approximately 80% of the Company's revenues resulted from the sale or lease of embroidery equipment supplied by Tajima and substantially all of the Company's sales were to users of Tajima embroidery equipment. Three separate distributorship agreements (collectively, the "Tajima Agreements") govern the Company's rights to distribute Tajima embroidery equipment in the United States. Two of the distributorship agreements with Tajima collectively provide the Company with the exclusive rights to distribute Tajima's complete line of standard embroidery, chenille embroidery and certain specialty embroidery machines in 39 states. The main agreement (the "East Coast/Midwest Agreement"), which now covers 33 states, first became effective on February 21, 1991, has a term of 20 years and contains a renewal provision which permits successive five year renewals upon mutual agreement of the parties. The East Coast/Midwest Agreement is terminable by Tajima and/or the Company on not less than two years' prior notice. The second agreement (the "Southwest Agreement") which covers six states, became effective on February 21, 1997, and has a term of five years. Under the third distributorship agreement, (the "West Coast Agreement") which covers nine western states and Hawaii, the Company is the exclusive distributor of Tajima's small machines, as well as chenille and tandem chenille/standard embroidery machines with less than four heads or two stations, respectively. The West Coast Agreement, which covers nine states and Hawaii, has a term of five years, became effective on February 21, 1997, and contains a renewal provision which permits successive five year renewals upon mutual agreement of the parties. Each of the Tajima Agreements may be terminated if the Company fails to achieve certain minimum purchase quotas. Furthermore, the East Coast/Midwest Agreement may be terminated if Henry Arnberg and Paul Levine (or in certain circumstances, their spouses and children) fail to own a sufficient number of shares of voting stock to elect a majority of the Company's Board of Directors or in the event of the death, physical or mental disability of a duration of six months or longer, or incapacity of both Henry Arnberg and Paul Levine. The Southwest Agreement may be terminated if the Company fails to remain the sole shareholder of its subsidiary that is the party to the Southwest Agreement. The West Coast Agreement may be terminated should any material change occur in the current Class B shareholders, directors or officers of the Company or should there occur any change in control of the Company. The termination of the Tajima Agreements would have a material adverse effect on the Company's business, financial condition and results of operations.

  Importing Tajima's equipment from Japan subjects the Company to risks of engaging in business overseas, including international political and economic conditions, tariffs, foreign regulation of trade with the United States, and work stoppages. The interruption of supply or a significant increase in the cost of Tajima equipment for any reason could have a material adverse effect on the Company's business, financial condition and results of operation. In addition, Tajima manufactures its embroidery machines in one location in Japan. The Company could be adversely affected should this facility be seriously damaged as a result of a natural disaster or otherwise. Further, the Company could be adversely affected by adverse business or financial developments at Tajima.

  Embroidery machines produced by Tajima are subject to technological advances and new product introductions. Current competitors or new market entrants could introduce products with features that render products sold by the Company and products developed by Tajima less marketable. The Company relies on Tajima's embroidery equipment to be high quality and state of the art. The Company's future success will depend, to a great extent, on Tajima's ability to adapt to technological change and address market needs. There can be no assurance that Tajima will be able to keep pace with technological change in the embroidery industry or the current demands of the marketplace.

FOREIGN CURRENCY RISKS

  The Company pays for its Tajima embroidery machinery in Japanese Yen. Any devaluation of the U.S. Dollar compared to the Japanese Yen increases the cost to the Company of its embroidery machine inventory. The Company has generally been able to recover these increased costs through price increases to its customers or, in limited circumstances, price reductions from Tajima. However, there can be no assurance that the Company will be able to recover such increased costs in the future.

ASSEMBLY FACILITY

  The Company has recently announced plans to assemble Tajima embroidery machines in the United States through its subsidiary, Tajima USA, initially in configurations of up to six heads per machine. The Company anticipates using a portion of the proceeds from this Offering to establish and operate this embroidery machine assembly facility. Tajima has agreed to provide the Company with technical assistance and support, since the Company has no prior experience in the assembly of embroidery machines. Commencing assembly operations could require longer implementation times or greater start up and other expenditures than anticipated. Additional problems could be encountered and greater than projected expenses could be incurred in conducting assembly operations. Furthermore, there can be no assurance that the Company will be able to establish profitable assembly operations.

EXPANSION

  Since June 1996, the Company has acquired two companies (the "Recent Acquisitions"). These acquisitions increased the area in which the Company is the exclusive distributor of the complete line of Tajima embroidery equipment from 26 states to 39 states. In addition, in January 1997 Tajima granted the Company the exclusive rights to distribute small Tajima embroidery machines in nine western states and Hawaii. There can be no assurance that the Company will be able to successfully integrate the operations of the Recent Acquisitions with the Company's operations without substantial costs, delays or problems or that the Company will be able to profitably sell equipment or the Company's value-added products in the new territories.

  The past growth and planned expansion of the Company's business have resulted in new and increased responsibilities for management and have placed increased demands upon the Company's operating, financial and technical resources. The Company's ability to successfully manage its expansion will require continued enhancement of its management and operational, financial and technical resources. The Company will also need to attract and retain qualified personnel to support the expansion of its operations. The Company's failure to successfully manage its expansion or attract and retain qualified personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

EMBROIDERY INDUSTRY

  The Company's growth has resulted in part from the increase in demand for embroidered products and the growth of the embroidery industry. A decrease in consumer preferences for embroidered products, a general economic downturn or other events having an adverse effect on the embroidery industry would also have an adverse effect on the Company.

LEASING OPERATIONS

  The Company's leasing subsidiary, HAPL Leasing, provides a range of equipment financing options to customers wishing to finance equipment purchases. HAPL Leasing retains selected leases for which it has not obtained a purchase commitment from its funding sources. Although HAPL Leasing has, to date, funded approximately 89% of its leases on a non-recourse basis, there can be no assurance that it will continue to be able to sell its leases to third party funding sources. Unfunded leases create the risk of nonpayment by lessees, including the risk that foreclosure could be hampered by bankruptcy or other legal proceedings, and the risk that foreclosed equipment cannot be re-leased or sold due to market conditions or the physical condition of the equipment. The operations of HAPL Leasing are interest rate sensitive. If interest rates rise, there can be no assurances that profit margins can be maintained, and, consequently, the operations of HAPL Leasing could be adversely affected.

  HAPL Leasing's strategy is to enter into leases that qualify as sales-type leases for which revenue is recognized immediately in an amount equal to the present value of minimum lease payments. However, high interest rates, weakness of the U.S. dollar, poor general economic conditions, market conditions, or other factors could result in HAPL Leasing having to enter into operating leases resulting in deferral of revenue recognition. Unlike sales-type leases, revenue relating to operating leases is recognized over the term of the lease, resulting in deferral of the recognition of revenue.

INVENTORY

  The Company maintains inventory of approximately one month's sales of new Tajima embroidery machines and its ordering cycle is approximately four to five months prior to delivery to the Company. Since the Company generally delivers new Tajima embroidery machines to its customers within one week of receiving orders, it orders inventory based on experience and forecasted demand. Any failure to manage its inventory effectively could have an adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

  The Company competes with distributors of embroidery machines produced by manufacturers other than Tajima and with manufacturers who distribute their embroidery machines directly. The Company believes that competition in the embroidery equipment industry is based on technological capability, quality of embroidery machines, price and service. The Company has been able to compete effectively in part because of the relatively advanced technological capabilities and excellent quality of Tajima embroidery machines. However, if other manufacturers develop more technologically advanced embroidery machines or the quality of Tajima embroidery machines declines, the Company would not be able to compete as effectively which could have a material adverse effect on its business, financial condition and results of operations.

  The Company also faces competition in its sales of software, embroidery supplies, accessories and proprietary products as well as in providing leasing and customer training, support and services. The Company's failure to compete effectively in these areas could have an adverse effect on its business, financial condition and results of operations.

SOFTWARE

  The software industry is characterized by the rapid development of new programs with increased capabilities. Other producers of software for embroidery machines could produce new software programs that would make the software developed by the Company's Pulse subsidiary less marketable or obsolete. The failure by Pulse to continue to develop and upgrade its software products could have a material adverse effect on its business, financial condition and results of operations.

  Pulse's software products, like software programs generally, may contain undetected errors when introduced or when new versions are released. To date, Pulse has not experienced significant adverse financial or operational problems due to post release software errors, although there can be no assurance that this will not occur in the future, particularly as these software programs continue to become more complex and sophisticated. Defective software could result in loss of or delay in market acceptance of the Company's software products, warranty liability or product recalls.

  The Company has been granted patent and copyright protection for Pulse's software products. The Company does not believe that the ownership of such patents or copyrights is a significant factor in Pulse's business or that its success is materially dependent upon the ownership, validity or enforceability of such patents or copyrights. Existing intellectual property laws afford limited protection of patents and copyrights, and unauthorized parties may obtain and use information that the Company regards as proprietary. Although the Company intends to enforce its intellectual property rights in Pulse's products, there can be no assurance that it will be successful in doing so.

DEPENDENCE ON EXISTING MANAGEMENT

  The Company's continued success will depend to a significant extent upon the abilities and continued efforts of Henry Arnberg, Chief Executive Officer, President and Chairman of the Board of Directors of the Company; Paul Levine, Executive Vice President, Chief Operating Officer, Secretary and a Director of the Company; and

Kenneth Shifrin, Vice President-Finance and Chief Financial Officer of the Company. Pulse's continued success will depend to a significant extent upon the abilities and continued efforts of Tas Tsonis, Vice President and a Director of the Company and President of Pulse; and Brian Goldberg, Vice President of the Company and Executive Vice President of Pulse. Tajima USA's success will depend to a significant extent upon the ability and effort of Ron Krasnitz, Vice President, Vice President--Manufacturing of Tajima USA and a Director of the Company. Although the Company has entered into five year employment agreements with Messrs. Arnberg, Levine, Shifrin, Tsonis, and Krasnitz, the loss of their services or the services of other key management personnel could have a material adverse effect upon the Company's business, financial condition and results of operations.

CONTROL BY PRINCIPAL STOCKHOLDERS; ANTI-TAKEOVER PROVISIONS

  Upon completion of this Offering, Henry Arnberg and Paul Levine will beneficially own 2,332,249 shares of the 2,732,249 currently outstanding shares of the Company's Class B Common Stock. The Company's Certificate of Incorporation provides that as long as the number of outstanding shares of Class B Common Stock equals or exceeds 400,000, the holders thereof will be able to elect two-thirds of the Directors of the Company. Accordingly, Messrs. Arnberg and Levine will be able to dispose of a significant amount of their Class B Common Stock while retaining the ability to elect two-thirds of the Company's Board of Directors. Because of such ownership and their positions with the Company, Messrs. Arnberg and Levine will be able to continue to control management policy and make decisions relating to the conduct of the business of the Company, except as otherwise provided in the Delaware General Corporation Law.

  The stock ownership of Messrs. Arnberg and Levine would also make it difficult for a third party to acquire and would discourage a third party from attempting to acquire control of the Company. The Company's certificate of incorporation, as well as Delaware law, contain certain provisions that could have a similar effect. Certain of these provisions allow the Company's Board of Directors to issue, without stockholder approval, preferred stock having rights senior to those of the Common Stock. Further, as a Delaware corporation, the Company is subject to Section 203 of the Delaware General Corporation Law, which contains provisions that may have the effect of discouraging unsolicited takeover bids from third parties.

SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this Offering, the Company will have outstanding 6,583,098 shares of Class A Common Stock and 2,732,249 shares of Class B Common Stock (together with the Class A Common Stock, collectively, the "Common Stock"). Of these outstanding shares, the 2,357,578 shares of Class A Common Stock sold in the Company's initial public offering in February 1994 (the "IPO"), the 1,886,719 shares of Class A Common Stock sold in the Company's second public offering in January 1996 (the "Second Offering") and the 1,960,548 shares of Class A Common Stock offered hereby (2,254,630 shares of Class A Common Stock if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), other than by "affiliates" of the Company, as that term is defined by the Securities Act. The remaining 1,128,275 shares of Class A Common Stock outstanding after completion of this Offering and all 2,732,249 outstanding shares of Class B Common Stock were issued in private transactions and are eligible for sale in the public markets at prescribed times, subject to compliance with an exemption from the registration requirements of the Securities Act. In addition, as of June 5, 1997, 303,740 shares of Class A Common Stock are subject to outstanding stock options and, to the extent vested, are eligible for sale in the public markets at prescribed times, subject to compliance with an exemption from the registration requirements of the Securities Act. In connection with one of the Recent Acquisitions, the Company agreed to register 131,507 shares of the Company's Class A Common Stock on or before June 30, 1997, of which 25,000 shares are being registered and sold herein. The Company, its executive officers, certain directors and certain other holders of Common Stock who hold 3,165,059 shares of Common Stock in the aggregate, have agreed not to sell or otherwise dispose of any shares of Common Stock, any options to purchase shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock for a period of 90 days from the date of the effectiveness of the Registration Statement that contains this Prospectus without the prior written consent of Robertson, Stephens & Company. Sales of substantial amounts of Class A Common Stock in the public market following completion of this Offering could adversely affect the prevailing market price of the Class A Common Stock and may also adversely affect the Company's ability to raise additional capital in the future.

POSSIBLE VOLATILITY OF STOCK PRICE

  The market price of the Class A Common Stock is subject to significant fluctuation caused by variations in stock market conditions, changes in financial estimates by securities analysts or failures by the Company to meet such estimates, quarterly operating results, announcements by the Company or its competitors, general conditions in the embroidery industry and other factors. The stock market has experienced extreme price and volume fluctuations that often are unrelated or disproportionate to the operating performance of publicly traded companies. These broad fluctuations may have a material adverse effect on the market price of the Class A Common Stock.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of 1,210,526 shares of Class A Common Stock offered by the Company hereby are estimated to be approximately $22,279,000, at an offering price of $20.00 per share and after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company. The Company intends to use the net proceeds of this Offering
(i) to repay indebtedness incurred in connection with certain acquisitions and for working capital purposes, (ii) to establish and operate its embroidery machine assembly facility in the United States, and (iii) for general corporate purposes including working capital. As of June 5, 1997 the Company had outstanding acquisition and working capital indebtedness in the aggregate amount of approximately $16,832,000, bearing an average interest rate of 6.98% and becoming due at various times through May 2003. The Company anticipates using approximately $16,832,000 of the proceeds of this Offering to pay down this outstanding debt. The Company also anticipates that $2,000,000 of the proceeds of this Offering will be used to establish and operate Tajima USA, the embroidery assembly facility. The remaining proceeds of this Offering, if any, will be used for general corporate purposes, including working capital.

  Pending such uses described above, the Company intends to invest the proceeds of this Offering principally in short-term bank certificates of deposit, highly rated short-term debt securities, United States Government obligations, money market instruments or other highly rated interest-bearing investments having maturities of less than one year.

  The Company will not receive any proceeds from the sale of shares of Class A Common Stock offered by the Selling Stockholders. See "Principal and Selling Stockholders."

                          PRICE RANGE OF COMMON STOCK

  The Company's Class A Common Stock is traded on the Nasdaq National Market under the symbol HRSH. The following table sets forth for each period indicated the high and low sales prices for the Class A Common Stock as reported on the Nasdaq National Market.

                                                                    HIGH   LOW
                                                                   ------ ------
     Fiscal Year 1996
     First Quarter ended April 30, 1995........................... $ 8.48 $ 6.24
     Second Quarter ended July 31, 1995........................... $10.40 $ 6.88
     Third Quarter ended October 31, 1995......................... $12.20 $ 8.80
     Fourth Quarter ended January 31, 1996........................ $12.00 $ 8.80
     Fiscal Year 1997
     First Quarter ended April 30, 1996........................... $13.20 $10.20
     Second Quarter ended July 31, 1996........................... $17.60 $12.60
     Third Quarter ended October 31, 1996......................... $19.25 $15.25
     Fourth Quarter ended January 31, 1997........................ $23.00 $17.25
     Fiscal Year 1998
     First Quarter ended April 30, 1997........................... $22.75 $16.50
     Second Quarter through June 5, 1997.......................... $23.75 $16.50

  On June 5, 1997, the last reported sale price of the Class A Common Stock was $21.50 per share. As of June 4, 1997, there were approximately 3,074 beneficial owners of the Company's Class A Common Stock and approximately 12 beneficial owners of its Class B Common Stock.

                                DIVIDEND POLICY

  The Company has never declared or paid cash dividends on its Common Stock and it is the Board of Directors' current intention not to pay cash dividends in the foreseeable future. The Company plans to retain earnings, if any, to finance its operations. The Class A Common Stock and Class B Common Stock will share ratably in any dividends declared by the Company on its Common Stock. See "Description of Capital Stock."

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of January 31, 1997, and as adjusted to reflect the sale by the Company of 1,210,526 shares of Class A Common Stock at a public offering price of $20.00 per share and the application by the Company of the net proceeds of this Offering as described under "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements, including the Notes thereto, included elsewhere in this Prospectus.

                                                             JANUARY 31, 1997
                                                            -------------------
                                                            ACTUAL  AS ADJUSTED
                                                            ------- -----------
                                                              (IN THOUSANDS)
Current maturities of long-term debt....................... $ 2,430   $   230
                                                            =======   =======
Long-term debt, less current maturities.................... $13,194   $ 1,387
Stockholders' equity:
  Preferred stock, $0.01 par value; 1,000,000 shares autho-
   rized, none issued or outstanding (1)...................     --        --
  Class A Common Stock, $0.01 par value; 20,000,000 shares
   authorized; 5,312,666 shares issued and outstanding, ac-
   tual (2); and 6,523,192 shares issued and outstanding,
   as adjusted (1)(2)......................................      53        65
  Class B Common Stock, $0.01 par value; 3,000,000 shares
   authorized; 2,732,249 issued and outstanding, actual
   (1).....................................................      27        27
Additional paid-in-capital.................................  15,626    37,893
Unrealized holding gain on short-term investments avail-
 able-for-sale.............................................      21        21
Retained earnings..........................................  25,955    25,955
                                                            -------   -------
    Total stockholders' equity.............................  41,682    63,961
                                                            -------   -------
    Total capitalization................................... $54,876   $65,348
                                                            =======   =======

--------
(1) See "Description of Capital Stock" for a description of the relative rights of the Preferred Stock, Class A Common Stock and Class B Common Stock. Except with respect to voting rights, shares of Class A Common Stock and Class B Common Stock are substantially identical.
(2) Excludes 303,740 shares of Class A Common Stock subject to options exercisable as of June 5, 1997.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere herein. The consolidated financial statement data as of January 31, 1996 and 1997 and for the fiscal years ended January 31, 1995, 1996 and 1997 are derived from, and are qualified by reference to, the audited Consolidated Financial Statements included elsewhere in this Prospectus and should be read in conjunction with those Consolidated Financial Statements and the Notes thereto. The consolidated financial statement data as of January 31, 1993, 1994 and 1995 and for the fiscal years ended January 31, 1993 and 1994 are derived from audited consolidated financial statements not included in this Prospectus.

                                    YEAR ENDED JANUARY 31,
                           -------------------------------------------------
                            1993    1994       1995       1996        1997
                           ------- -------    -------    -------    --------
                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
  Net sales............... $43,584 $49,959    $70,709    $87,974    $122,195
  Interest income related
   to sales-type leases...      37     571      1,617      3,022       3,243
  Cost of goods sold......  30,628  35,452     47,881     58,836      80,820
  Selling, general and
   administrative
   expenses...............   9,614  10,520     16,155     20,638      29,070
  Income before income
   taxes..................   3,078   4,272      8,159     11,402      15,170
  Income taxes............   1,226   1,663(1)   3,335      4,837       6,402
  Net income..............   1,853   2,609(1)   4,823      6,565       8,768
  Income per share........ $  0.35 $  0.49(1) $  0.66    $  0.87    $   1.10
  Shares used in the
   calculation of income
   per share..............   5,332   5,332      7,335      7,512       7,972
                                         JANUARY 31,
                           -------------------------------------------------
                            1993    1994       1995       1996        1997
                           ------- -------    -------    -------    --------
                                        (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital......... $ 5,351 $ 1,674    $10,363(2) $16,847(3) $ 22,959
  Total assets............  15,149  21,349     37,504(2)  47,872(3)   83,696
  Long-term debt, less
   current maturities.....     935     776      2,696      1,779      13,194(4)
  Stockholders' equity....   6,287   7,830     20,636(2)  29,134(3)   41,682

--------
(1) Income taxes, net income and income per share for the fiscal year ended January 31, 1994 reflect, on a pro-forma basis, the federal and regular New York State income taxes which would have been incurred if the Company had been taxed as a "C" Corporation under the Code and applicable New York State statutes during such period.
(2) In February 1994, in connection with the IPO, the Company received net proceeds of $7,353,000, after deducting expenses of the IPO.
(3) In January 1996, in connection with the Second Offering, the Company received net proceeds of $1,906,000, after deducting expenses of the Second Offering.
(4) Included in long-term debt, less current maturities at January 31, 1997 is $11,645,000 of debt relating to the Recent Acquisitions.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis contains forward-looking statements which involve risks and uncertainties. When used herein, the words "anticipate," "believe," "estimate," and "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results, performance or achievements could differ materially from the results expressed in or implied by these forward-looking statements. Factors that could cause or contribute to such differences include those discussed in "Risk Factors" and should be read in conjunction with, and is qualified in its entirety by, the Company's Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Historical results are not necessarily indicative of trends in operating results for any future period. As used in this Prospectus, "fiscal year" refers to the fiscal year ending January 31 of the specifically identified calendar year.

GENERAL

  Hirsch is a leading single source supplier of electronic computer-controlled embroidery machinery and related value-added products and services to the embroidery industry. The Company offers a complete line of technologically advanced single-head and multi-head embroidery machines, proprietary application software, a diverse line of embroidery supplies, accessories, proprietary products and a range of equipment financing options. Hirsch believes its comprehensive customer service, user training, software support and broad product offerings combine to place the Company in a superior competitive position within its marketplace. The Company sells embroidery machines manufactured by Tajima.

  The Company's focus during the past several years has been on growth and expansion. The acquisitions of Sewing Machine Exchange, Inc. ("SMX") and Sedeco, Inc. ("Sedeco") increased the area in which the Company is the exclusive distributor of Tajima embroidery equipment from 26 states to 39 states. These acquisitions (the "Recent Acquisitions") were accounted for as purchases in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations." See Note 3 of Notes to Consolidated Financial Statements. In January 1997, Tajima granted the Company the exclusive rights to distribute small Tajima embroidery machines in nine western states and Hawaii. With this expansion of the Company's small machine territory to the West Coast, Hirsch now has the exclusive right to distribute Tajima small machines in the continental United States and Hawaii. Hirsch also announced the formation of its newest subsidiary, Tajima USA, which was created for the purpose of assembling Tajima embroidery machines in the United States. Production at Tajima USA, initially will consist of models in configurations of up to six heads per machine. With the full assistance and support of Tajima, Hirsch expects the facility to be in operation by June 1997.

  The Company's growth has also resulted from rapid technological change in embroidery equipment and related application software, the continued strong demand for embroidered products, the creation of new embroidery applications and the continued strength of "embroidery entrepreneurs," who produce customized products for individuals, sports leagues, school systems, fraternal organizations, promotional advertisers and other groups, as a growing segment of the marketplace. The Company believes that the purchasers of smaller embroidery machines are a significant source of future business for the sale of multi-head embroidery machines as the entrepreneurs' operations expand.

  The Company's revenues have increased at a compound annual growth rate of 31.7% from $72,326,000 in fiscal year 1995 to $125,439,000 in fiscal year
1997. Revenue growth from fiscal year 1995 to fiscal year 1997 has benefitted from an increase in revenue from the sale of embroidery machinery of approximately $40,958,000 from $60,753,000 in fiscal year 1995 to $101,711,000 in fiscal year 1997. Revenue for fiscal year 1997 also benefited from $14,500,000 in revenues from the newly acquired distribution territories. The revenue contribution from value-added products divisions has increased from approximately 7.5% of total revenues in fiscal year 1995 to approximately 9% of total revenue in fiscal year 1997, which has also contributed significantly to the Company's growth during this period.

  Earnings per share have increased at a compound annual growth rate of 29.1% from $0.66 per share for fiscal year 1995 to $1.10 per share for fiscal year 1997 and, net income has increased at a compound annual growth rate of 35% from $4,823,000 for fiscal year 1995 to $8,768,000 for fiscal year 1997. Growth in earnings per share and net income is the result of consistent margins on the sale of embroidery machinery and the growth in the sale of higher margin value-added products. The net income contribution from the Company's value-added products has increased from approximately 24% in fiscal year 1995 to approximately 34% in fiscal year 1997. After consideration of amortization expense for the excess of cost over net assets acquired and interest expense for the incurred debt, the net income contributions from the Recent Acquisitions were nominal in fiscal year 1997.

RESULTS OF OPERATIONS

  The following table presents certain income statement items expressed as a percentage of total revenue for the fiscal years ended January 31, 1995, 1996 and 1997.

                                                   YEAR ENDED JANUARY 31,
                                                   ---------------------------
                                                    1995      1996      1997
                                                   -------   -------   -------
Net sales.........................................    97.8%     96.7%     97.4%
Interest income related to sales-type leases......     2.2%      3.3%      2.6%
                                                   -------   -------   -------
Total revenue.....................................   100.0%    100.0%    100.0%
Costs of goods sold...............................    66.2%     64.7%     64.4%
Selling, general and administrative expenses......    22.3%     22.7%     23.2%
Interest expense, net.............................     0.5%      0.4%      0.7%
Other income, net.................................    (0.3%)    (0.3%)    (0.3%)
                                                   -------   -------   -------
Income before income taxes........................    11.3%     12.5%     12.0%
Provision for income taxes........................     4.6%      5.3%      5.0%
                                                   -------   -------   -------
Net income........................................     6.7%      7.2%      7.0%
                                                   =======   =======   =======

 FISCAL YEAR 1997 AS COMPARED TO FISCAL YEAR 1996

  Net Sales. Net sales for fiscal year 1997 were $122,195,000, an increase of $34,221,000, or 38.9%, compared to $87,974,000 for fiscal year 1996.
Approximately $25,347,000, or 74.1%, of such increase was due to the sale of embroidery machinery for fiscal year 1997. The sale of embroidery machines represented approximately $101,710,000, or 83.2%, and $76,363,000, or 86.8%,
of net sales for fiscal years 1997 and 1996, respectively. The Company believes that this increase was the result of the continued strong demand for embroidered products, the creation of new embroidery applications and markets and the continued strength of "embroidery entrepreneurs" as a growing segment of the marketplace. Additionally, technological advances and innovations in embroidery equipment have opened up new marketing opportunities.

  The expansion of the Company's distribution territories through the Recent Acquisitions has also resulted in increased revenue for fiscal year 1997. Approximately $12,500,000 of sales were attributable to the acquisition of SMX for the period from June 7, 1996 through January 31, 1997, and approximately $2,000,000 of sales were attributable to the acquisition of Sedeco for the period from December 20, 1996 through January 31, 1997 (See Note 3 of Notes to Consolidated Financial Statements).

  The Company's revenue also grew in large part as a result in the growth in sales of single-head embroidery machines. Single-head embroidery machines and multi-head embroidery machines represented 45.6% and 54.4%, respectively, of the number of embroidery machines sold during fiscal year 1997 as compared to 39.8% and 60.2% for fiscal year 1996, respectively.

  The Company previously sold embroidery machines manufactured by Brother Industries Ltd. ("Brother") and, through the acquisition of SMX, Melco Embroidery Systems ("Melco"). However, effective October 16,

1996, the Company discontinued the distribution of Brother embroidery machines. In addition, the Company came to a mutual agreement with Melco effective December 31, 1996, pursuant to which the Company exited the distribution of Melco embroidery machines through SMX.

  Revenue from the sale of the Company's proprietary application software, embroidery supplies, accessories and proprietary embroidery products and used machines for fiscal year 1997 aggregated approximately $20,485,000, as compared to $11,611,000 for fiscal year 1996, which represents an increase of approximately 76.4% from fiscal year 1996. This increase was primarily attributable to the increase in revenue from the sale of embroidery machines.

  Interest Income Related to Sales-Type Leases. HAPL Leasing's interest income increased 7.3% to $3,243,000 for fiscal year 1997 from $3,022,000 for fiscal year 1996. This increase was a result of the continued expansion of HAPL Leasing's operations and staff. In order to increase market share, HAPL Leasing reduced its rates in certain instances, which resulted in growth that was not proportionate to the growth in revenue from the sale of embroidery machines.

  Cost of Goods Sold. For fiscal year 1997, cost of goods sold increased $21,984,000, or 37.4%, to $80,820,000 from $58,836,000 for fiscal year 1996.
The increase was in direct proportion to the Company's increased sales volume. The fluctuation of the dollar against the yen had a minimal effect on Tajima equipment gross margins since currency fluctuations generally have been reflected in pricing adjustments in order to maintain consistent gross margins on embroidery machine revenue. Gross margins for the Company's value-added products are generally higher than gross margins on the sale of embroidery machines.

  Selling, General and Administrative ("SG&A") Expenses. For fiscal year 1997, SG&A expenses increased $8,432,000, or 40.9%, to $29,070,000 from $20,638,000 for fiscal year 1996. SG&A expenses increased as a percentage of revenues to 23.2% for fiscal year 1997 from 22.7% for fiscal year 1996. This increase in SG&A expenses as a percentage of revenues is primarily attributable to the following factors:

  . The Company made a significant investment in its infrastructure as it relates to its growth strategy and the West Coast expansion. Additional sales, marketing, training, administrative and technical support personnel were hired to support this growth and expansion. The Company also entered into leases for several new sales offices and incurred start up costs related to these offices. The Company also increased expenditures for advertising and for participation in trade shows.

  . Expenses incurred in connection with the Recent Acquisitions.

  Interest Expense. Interest expense for fiscal year 1997 increased $435,000, or 109.7%, from $397,000 in fiscal year 1996 to $832,000 in fiscal year 1997. This increase was directly attributable to the increased interest costs related to the additional debt incurred in connection with the Recent Acquisitions.

  Provision for Income Taxes. The provision for income taxes reflected an effective tax rate of approximately 42.2% for fiscal year 1997 as compared to 42.4% for fiscal year 1996. Differences from the federal statutory rate consisted primarily of provisions for state income taxes net of Federal tax benefit. The principal components of the deferred income tax assets result from allowances and accruals which are not currently deductible for tax purposes and differences in amortization periods between book and tax bases. There was no effect on deferred taxes as a result of the SMX acquisition, which was accounted for as an asset purchase for tax purposes. The goodwill related to the SMX acquisition is being amortized over 15 years for both book and tax purposes. The goodwill related to the Sedeco acquisition, which was accounted for as a stock purchase for tax purposes, resulted in a permanent difference since it is not deductible for tax purposes. The Company has not established any valuation allowances against these deferred tax assets because management believes it is more likely than not that the Company will realize these assets in the future based upon the historical profitable operations of the Company.

  Net Income. Net income for fiscal year 1997 increased $2,203,000, or 33.6%, to $8,768,000 from $6,565,000 for fiscal year 1996. This increase was due to the continued growth in embroidery machine sales in addition to the contribution to net income from the sale of the Company's value-added products. The net margin decreased to 7.0% in fiscal year 1997 from 7.2% in fiscal year 1996. This decrease was attributable to the increase in SG&A expenses.

 FISCAL YEAR 1996 AS COMPARED TO FISCAL YEAR 1995

  Net Sales. Net sales for fiscal year 1996 were $87,974,000, an increase of $17,265,000, or 24.4%, compared to $70,709,000 for fiscal year 1995.
Approximately $15,609,000 of this increase was the result of increased sales of embroidery machinery. The sale of embroidery machines represented approximately $76,363,000, or 86.8%, and approximately $60,753,000, or 85.9%, of net sales for fiscal years 1996 and 1995, respectively. The Company believes that this increase resulted from the continued strong demand for traditional embroidered products, the expanding number of new embroidery applications and markets and the emergence of embroidery entrepreneurs as a growing segment of the marketplace.

  The increase in single-head machine sales contributed to the overall increase in net sales. Single-head and multi-head embroidery machines represented 39.8% and 60.2%, respectively, of the number of embroidery machines sold during fiscal year 1996 as compared to 38.0% and 62.0%, respectively, for fiscal year 1995.

  Revenue from the sale of the Company's proprietary application software, embroidery supplies, accessories and proprietary embroidery products and used machines for fiscal year 1996 aggregated approximately $11,611,000 as compared to $9,956,000 for fiscal year 1995, which represents an increase of approximately 16.6% from fiscal year 1995. This increase was primarily attributable to the increase in revenue from the sale of embroidery machines.

  Interest Income Related to Sales-Type Leases. HAPL Leasing had interest income of $3,022,000 for fiscal year 1996 compared to $1,617,000 for fiscal year 1995. This increase was a result of the continued expansion of HAPL Leasing's operations.

  Cost of Goods Sold. For fiscal year 1996, cost of goods sold increased $10,954,000, or 22.9%, to $58,836,000 from $47,881,000 for fiscal year 1995.
This increase was in direct proportion to the Company's increased sales volume. The devaluation of the dollar against the yen had a minimal effect on Tajima equipment gross margins since all currency fluctuations were generally reflected in pricing adjustments. Profit margins were consistent throughout the Tajima and Brother product lines.

  Selling, General and Administrative Expenses. For fiscal year 1996, SG&A expenses increased $4,483,000, or 27.8%, to $20,638,000 from $16,155,000 for fiscal year 1995. SG&A expenses increased as a percentage of revenues to 22.7% for fiscal year 1996 from 22.3% for fiscal year 1995. This increase was primarily attributable to the Company's investment in its infrastructure. In order to implement its growth strategy, the Company hired additional sales and marketing personnel dedicated to small machine sales, opened or expanded eight sales offices, hired additional software programmers and support staff and expanded the embroidery supplies, sales and marketing staff. The Company also increased expenditures for advertising and participation at trade shows and seminars.

  Interest Expense. Interest expense for fiscal year 1996 increased $40,000, or 11.3%, to $397,000 from $357,000 for fiscal year 1995. This increase was a result of the mortgage on the Company's new corporate headquarters.

  Provision for Income Taxes. The provision for income taxes reflected an effective tax rate of approximately 42.4% for fiscal year 1996 as compared to 40.9% for fiscal year 1995. Differences from the Federal statutory rate consisted primarily of provisions for state income taxes net of Federal tax benefits. The increase in the tax rate for fiscal year 1996 was principally the result of changes in the sales mix which resulted in increased sales to states with higher effective tax rates and increased sales of software which are taxed in a jurisdiction with a higher effective tax rate. The principal components of the deferred income tax assets resulted from allowances and accruals which were not deductible for tax purposes and differences in amortization periods between book and tax bases. The Company has not established any valuation allowances against these deferred tax assets because management believes it is more likely than not that the Company will realize these assets in the future based upon the historical profitable operations of the Company.

  Net Income. Net income for fiscal year 1996 increased $1,742,000, or 36.1%, to $6,565,000 from $4,823,000 for fiscal year 1995. The Company's net margin increased from 6.7% in fiscal year 1995 to 7.2% in fiscal year 1996. These increases were primarily due to the continued growth in the sale of embroidery equipment and increased sales of the Company's value-added products.

LIQUIDITY AND CAPITAL RESOURCES

 Operating Activities and Cash Flows

  The Company's working capital was $22,959,000 at January 31, 1997, increasing $6,112,000, or 36.3%, from $16,847,000 at January 31, 1996. The
Company has financed its operations principally through cash generated from operations, long-term financing of certain capital expenditures and the proceeds from the Second Offering completed in January 1996. The acquisition of SMX was financed through a term loan agreement with a bank. The acquisition of Sedeco was financed through borrowings against the $30,000,000 Revolving Credit Facility described below. See Note 8 of Notes to Consolidated Financial Statements.

  During fiscal year 1997, the Company's cash and cash equivalents and short-term investments available-for-sale increased by $1,609,000 to $10,460,000. Net cash of $3,422,000 was provided by the Company's operating activities principally as a result of the Company's earnings of $8,768,000. Changes to working capital components resulted in a use of cash of approximately $7,598,000. Cash provided by increases in the balance of trade acceptances payable, income taxes payable and customer deposits aggregating approximately $5,889,000 was offset by cash used to increase inventory, accounts receivable, net investment in sales-type leases and other assets aggregating $10,885,000 and a decrease in accounts payable and accrued expenses of approximately $2,602,000. These changes resulted from expansion of the Company's business and the acquisitions during the year.

  The Company purchases foreign currency futures contracts to hedge specific purchase commitments. Substantially all foreign currency purchases commitments are matched with specific foreign currency futures contracts. Consequently, the Company believes that no material foreign currency exchange risk exists relating to outstanding trade acceptances payable. The cost of such contracts are included in the cost of inventory. See Note 11B of Notes to Consolidated Financial Statements.

 Revolving Credit Facility and Borrowings

  In January 1997, the Company entered into a $30,000,000 Revolving Credit Facility with two banks (the "Revolving Credit Facility"). The Revolving Credit Facility is to be used for working capital loans, letters of credit and deferred payment letters of credit and bear interest as defined therein. The terms of the Revolving Credit Facility restrict additional borrowings by the Company and require the Company to maintain certain minimum tangible net worth, quick asset ratio and fixed charge coverage levels as defined. The Revolving Credit Facility also provides a $15,000,000 sub-facility to finance acquisitions (as defined therein), under which approximately $4,446,000 was outstanding at January 31, 1997 to finance the Sedeco acquisition and repay Sedeco's outstanding credit facilities (see Notes 3 and 8C of Notes to Consolidated Financial Statements). The Revolving Credit Facility had also been used for letters of credit and deferred payment letters of credit aggregating approximately $13,332,000 at January 31, 1997. There were no working capital loans outstanding against the Revolving Credit Facility at January 31, 1997. The Company intends to apply certain of the proceeds of this Offering to repay amounts then outstanding under the Revolving Credit Facility. See "Use of Proceeds."

  On June 10, 1996, the Company entered into a term loan agreement with a bank (the "Term Loan Agreement") pursuant to which the bank lent $7,500,000 to the Company to fund the acquisition of SMX and to repay SMX's credit facilities under which approximately $6,750,000 was outstanding on January 31, 1997. The loan is repayable in twenty equal quarterly installments of principal and interest (as defined in the Term Loan Agreement) commencing September 30, 1996. The loan requires the Company to maintain, among others, certain minimum tangible net worth, quick asset ratio and fixed charge coverage ratio levels, as defined. The Company intends to apply the proceeds of this Offering to repay amounts outstanding under the Term Loan Agreement in order to terminate the Term Loan Agreement.

  HAPL Leasing sells substantially all of its leases to financial institutions on a non-recourse basis several months after the commencement of the lease term thereby reducing its financing requirements. HAPL Leasing, which was fully activated in May 1993, had closed approximately $98,000,000 in lease agreements as of March 31, 1997. As of that date, approximately $87,125,000, or 89%, of the leases have been sold to third party financial institutions on a non-recourse basis.

 Future Capital Requirements

  The Company believes that the net proceeds from this Offering, its existing cash and funds generated from operations, together with amounts available under the Revolving Credit Facility, will be sufficient to meet its working capital and capital expenditure requirements and to finance planned growth.

 Backlog and Inventory

  The ability of the Company to fill orders quickly is an important part of its customer service strategy. The embroidery machines held in inventory by the Company are generally shipped within a week from the date the customer's orders are received, and as a result, backlog is not a meaningful indicator of future sales.

  Inventory at January 31, 1997 of new Tajima embroidery machines was $9,151,000, representing approximately one month's sales which is comparable to historical inventory levels. Inventory of approximately $3,094,000 consisted of computer software, used machines and other equipment, supplies and accessories.

 Inflation

  The Company does not believe that inflation has had, or will have in the foreseeable future, a material impact upon the Company's operating results.

 Recent Pronouncements of the Financial Accounting Standards Board

  Earnings Per Share and Capital Structure. Recent pronouncements of the Financial Accounting Standards Board ("FASB"), which are not required to be adopted at this date, include Statement of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure" ("SFAS No. 129") and SFAS No. 128, "Earnings Per Share" ("SFAS No. 128"). SFAS No. 129 and 128 specify guidelines as to the method of computation as well as presentation and disclosure requirements for earnings per share ("EPS"). The objective of these statements is to simplify the calculation and to make the U.S. standard for computing EPS more compatible with the EPS standards of other countries and with that of the International Accounting Standards Committee. These statements are effective for fiscal years ending after December 15, 1997 and earlier application is not permitted. SFAS 129 and 128 will have an impact on the Company's EPS calculation and disclosure requirements but management cannot predict the outcome at this time.

  Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Debt. SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS No. 125") is effective for transactions occurring after December 15, 1996, although many provisions have been effectively deferred by the issuance of SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125" until after December 15, 1997 for certain transactions. Adoption of these pronouncements are not expected to have a material impact on the Company's consolidated financial statements.

  Stock-Based Compensation. The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") for fiscal year 1997. As discussed in Note 2 of Notes to Consolidated Financial Statements, the Company continues to account for its stock-based awards using the intrinsic value method in accordance with APB No. 25, "Accounting for Stock Issued to Employees" and its related interpretations. Accordingly, no compensation expense has been recognized in the consolidated financial statements for employee stock arrangements. SFAS No. 123 requires disclosure of pro forma net income and earnings per share had the Company adopted the fair value method as of the beginning of fiscal year 1996. The Company's calculations were made using the Black-Scholes option pricing model. If the computed fair values of the 1997 awards had been amortized to expense over the vesting period of the awards, pro forma net income for fiscal year 1997 would have been approximately $8,494,000 ($1.07 per share). The impact of SFAS No. 123 on pro forma net income for fiscal year 1996 was zero. However, the impact of outstanding non-vested stock options has been excluded from the pro forma calculation; accordingly, the pro forma adjustments for fiscal years 1997 and 1996 are not indicative of future period pro forma adjustments, when the calculation will apply to all applicable stock options.

                                   BUSINESS

GENERAL

  Founded in 1970, Hirsch is a leading single source provider of electronic computer-controlled embroidery machinery and related value-added products and services to the embroidery industry. The Company offers a complete line of technologically advanced single-head and multi-head embroidery machines, proprietary application software, a diverse line of embroidery supplies, accessories and proprietary products, and a range of equipment financing options. In addition, Hirsch provides a comprehensive customer service program, user training and software support. The Company believes its broad product offerings, together with its complementary value-added products and services, place it in a strong competitive position within its marketplace. From fiscal year 1993 to fiscal year 1997, the Company's net sales increased at a 29.4% compound annual rate to $122.2 million, while net income increased at a 47.5% compound annual rate to $8.8 million.

  The Company's customers range from large operators who run numerous machines to individuals who customize products on a single machine. Principal customer groups include: (i) contract embroiderers, who serve manufacturers that outsource their embroidery requirements; (ii) manufacturers, who use embroidery to embellish their apparel, accessories, towels, linens and other products with decorative appeal; and (iii) embroidery entrepreneurs, who produce customized products for individuals, sports leagues, school systems, fraternal organizations, promotional advertisers and other groups.

  Hirsch has certain exclusive United States rights to sell new embroidery machines manufactured by Tajima. Tajima, located in Nagoya, Japan, is one of the world's leading manufacturers of embroidery machines and is regarded as a technological innovator and producer of high quality, reliable and durable embroidery equipment. The Company has exclusive rights to distribute Tajima small machines in the continental United States and Hawaii and large machines in 39 states. An unrelated third party has the exclusive rights to distribute large machines in the nine western states and Hawaii in which Hirsch does not have distribution rights.

  The Company and Tajima have a 20 year relationship, and Hirsch believes it is Tajima's largest distributor in the world. Hirsch collaborates with Tajima in the development of new embroidery equipment and enhancements to existing equipment. To date, all Tajima equipment has been assembled in Japan. Hirsch recently announced the formation of a subsidiary, Tajima USA, which initially will assemble Tajima machines with up to six heads in the United States to provide additional manufacturing capacity. The Company anticipates that this manufacturing capacity will enable it to reduce its inventory carrying costs to its customers.

  In addition to offering a complete line of technologically advanced embroidery machines and customer training, support and service, Hirsch provides an array of value-added products and services to its customers. The Company's software subsidiary, Pulse, develops and supplies application software programs which enhance and simplify the embroidery process, enable customization of designs and reduce production costs. Pulse has designed and delivered the majority of its proprietary application software programs to operate in the Microsoft(R) Windows 95(TM) environment, which Hirsch believes further enhances and simplifies ease of use and user flexibility. Hirsch also sells a broad range of embroidery supplies, accessories and proprietary embroidery products through ESW. The Company's leasing subsidiary, HAPL Leasing, provides a range of equipment financing options to customers wishing to finance equipment purchases.

  The Company's equipment and value-added products and services are marketed and sold by sales and marketing personnel, whose efforts are augmented by trade journal advertising, informational "open house" seminars and trade shows. Hirsch believes its reputation, knowledge of the marketplace, industry expertise, exclusive Tajima distribution rights, and innovation will enable it to continue to increase the overall size of the embroidery equipment market and its market share.

THE EMBROIDERY INDUSTRY

  The embroidery industry has evolved from an industry characterized by commercial embroiderers using relatively simple, labor intensive machinery with limited production capabilities to an industry characterized by rapid growth and technological change. The development of electronic, computer-controlled embroidery machines has led to new embroidery applications and markets, cost savings, higher profit margins and production efficiencies. These machines offer superior design flexibility, increased speed, the ability to embroider finished products, the ability to efficiently embroider up to twelve colors at a time, automatic thread trimming, and other labor-saving improvements. The embroidery industry also benefitted from the sudden growth beginning in the late 1980s in the use of licensed products and advertising specialties by apparel and other manufacturers. Licensed names, logos and designs provided by, among others, professional and collegiate sports teams and the entertainment industry appear on caps, shirts, outerwear, luggage and other soft goods.

  The embroidery industry's continued evolution is characterized by technological advancements in embroidery equipment and software. For example, chenille embroidery machines, which create textured and looped embroidery, feature advancements such as higher embroidery speeds, automatic color change and automatic top and bottom thread trimming. In addition, tandem applications, which feature both embroidery and chenille embroidery, are attracting broader fashion and commercial appeal.

BUSINESS STRATEGY

  The Company's objective is to establish and maintain long-term relationships with its customers by providing them with a single source for their embroidery equipment and related services and financing needs. To achieve this goal, the Company has developed a comprehensive approach under which it (i) sells a broad range of Tajima embroidery machines, (ii) develops and supplies proprietary application software programs for embroidery machines, (iii) sells a broad range of embroidery supplies, accessories and proprietary products,
(iv) provides leasing options to customers to finance equipment purchases, and
(v) provides comprehensive customer training, support and service in the use of embroidery machines and related application software. The Company believes that this comprehensive approach positions it to become its customers' preferred vendor for their embroidery equipment and related services, supplies, and financing needs. To complement its comprehensive approach effectively and efficiently, the Company's business strategy includes the following:

  Comprehensive Embroidery Machine Selection. The Company believes that offering Tajima embroidery equipment provides it with a competitive advantage because Tajima produces technologically advanced embroidery machines that are of high quality, reliable and durable. The Company markets and distributes over 80 models of embroidery machines, ranging in size from one head per machine, suitable for sampling and small production runs, to 30 heads per machine, suitable for high production runs for embroidered patches and small piece goods which become parts of garments of other soft goods.

  Pulse Software. The Company's Pulse subsidiary offers a wide range of proprietary application software which enhances and simplifies the embroidery process. The Company has designed and delivered a majority of its proprietary application software products to operate in the Microsoft(R) Windows 95(TM) environment which the Company believes will enhance creativity, ease of use and user flexibility. The Company intends to aggressively market its software with embroidery equipment and as an upgrade to its installed base of approximately 12,000 embroidery machines. The Company believes that these products have broad appeal to purchasers of single-head and multi-head embroidery machines and present opportunities for the Company to increase sales of embroidery equipment and software as the Company continues to emphasize marketing activities. Pulse intends to continue to automate the process of creating embroidery applications in order to open new markets, reduce costs and increase production efficiencies. Pulse has increased the number of its software developers and will continue to develop software that enhances new features in the embroidery machines being introduced.

  Embroidery Supplies, Accessories and Proprietary Products. The Company's ESW division offers a broad range of embroidery supplies, accessories and proprietary products. ESW is an integral part of the Company's single source strategy. The Company's expanding marketing efforts will be directed toward telemarketing, trade publications, advertising, catalog mailers and trade show participation. ESW offers proprietary products together with a full line of consumable supplies, parts and materials utilized in the embroidery process and continues to develop special purpose embroidery replacement parts and products that are more durable and simplify the embroidery process.

  Financing Options. The Company's HAPL Leasing subsidiary offers its customers the option to lease rather than purchase embroidery equipment. The Company believes that HAPL Leasing's programs increase opportunities to sell equipment by reducing the initial capital commitment required of a potential purchaser. HAPL Leasing's programs are attractive to purchasers who desire to begin or expand embroidery operations while limiting their initial capital investment.

  Customer Training, Support and Service. The Company provides comprehensive customer training, support and service for the embroidery machines and software that it sells. The Company's customer service department includes service technicians operating out of its headquarters and 22 regional offices. After the Company delivers an embroidery machine to a customer, its trained personnel assist in the installation of the machine and provide the customer with training. The Company has a staff of service representatives who provide assistance to its customers by telephone. Most customer problems or inquiries can be handled by telephone, but when necessary the Company dispatches one of its service technicians to the customer. In addition, the Company provides at its facilities introductory and advanced training programs developed by the Company to assist customers in the use and operation of the embroidery machines it sells.

GROWTH STRATEGY

  The Company has developed a number of complementary growth strategies, including the following:

  Grow with Embroidery Equipment Customers. The continuing growth of the embroidery industry and the increasing number of embroidery entrepreneurs who sell customized products into specialized niche markets presents the Company with the opportunity to grow with its customers. The Company believes that purchasers of smaller embroidery machines are likely to purchase additional embroidery machines as their operations expand. The Company's customer support personnel work with customers to assist them in expanding their operations. By establishing a relationship through the sale of a smaller embroidery machine, the Company strives to establish itself as the customers' preferred vendor. New uses for embroidery machines in the sewing of apparel also present the Company with an opportunity to grow with its customers and sell to new customers.

  Increase Penetration in Recently Acquired New Equipment Distribution Markets. The Company believes that it has excellent opportunities for growth in the distribution territories acquired in the Recent Acquisitions and in the western states where the Company has the exclusive rights to distribute small Tajima machines. The Company anticipates that the introduction of its approach to marketing and customer training, support and service will allow it to further penetrate the potential customer base in these markets.

  Expand Sales of Value-Added Products and Services. Once a relationship with a customer is established by the sale of an embroidery machine, the Company seeks to increase its sales by supplying software developed by Pulse and a broad range of embroidery supplies and accessories through ESW. Offering the customer leasing options through HAPL Leasing also presents the Company with an opportunity to increase its revenues. In those regions of the United States into which the Company has recently expanded, the Company believes that it has a particularly strong opportunity to expand sales of its value-added products and services. Historically, the Company's sales of software products, sales of ESW products and leasing activities have been concentrated in the states where it has had exclusive rights to distribute embroidery machines. The Company believes that expanding sales in these regions will allow it to better market its value-added products and services.

  To facilitate this growth, the Company is establishing ESW warehouses at the same locations as certain sales offices. ESW's product line also is offered to all users of embroidery equipment in the United States through trade publications, print advertising, catalogue mailers and trade show participation. In addition, HAPL Leasing has assembled a staff of regionalized sales and support personnel to cover this expanded territory. This regional sales approach is establishing HAPL Leasing's presence in the midwest, southwest and on the west coast, and should increase their momentum in sales and profitability. Pulse continues to set the software standard in the embroidery industry with the release of Version 7 of its Signature(R) product line. In addition, the patented chenille software developed by Pulse has been positively received by the market and Tajima and has been displayed with their chenille embroidery machines at international trade shows.

  Establish Assembly Operations. The Company recently announced plans to assemble Tajima embroidery machines in the United States through its subsidiary, Tajima USA, initially in configurations of up to six heads. This assembly facility will be located near the Company's headquarters. As a result, the Company expects to be able to better manage its inventory. Presently, the Company's current ordering cycle for these machines is approximately four to five months prior to delivery to the Company. The Company also believes that establishing this assembly facility will further strengthen its relationship with Tajima.

EMBROIDERY EQUIPMENT

  The Company markets and distributes over 80 models of embroidery machines, ranging in size from one head per machine, suitable for sampling and small production runs, to 30 heads per machine, suitable for high production runs for embroidered patches and small piece goods which become part of garments or other soft goods. The selling prices of these machines range from $20,000 to $180,000. Each sewing head consists of a group of needles which are fed by spools of thread attached to the equipment. The needles operate in conjunction with each other to embroider the thread into cloth or other surfaces to produce the intended design. Thread flowing to each needle can be of the same or varying colors. Each head creates a design and heads operating at the same time create the same size and shape designs, although designs created at the same time can differ in color. Thus, a 30 head machine with all heads operating simultaneously creates an identical design on thirty surfaces. Design and production capabilities are enhanced through the integration of computers and specialized software applications.

  Recent Product Developments. The Company often collaborates with Tajima in the development of embroidery products. Over the past few years, Tajima has introduced the following embroidery products: (i) the wide cap embroidery system, which expands the sewing field on finished caps to a 270-degree continuous arc; (ii) the multi-color chenille embroidery machine, which enables embroiderers to create elaborate and colorful designs with chenille stitches; (iii) the tandem chenille and embroidery machine, which makes it possible to incorporate both chenille and embroidery into the same design; and
(iv) the Emblaser machine, which incorporates embroidery and laser technology into one system, reduces production time and increases production efficiencies. The Company believes that the greater variety of embroidered products that these machines can produce will result in demand for these products presenting an opportunity for growth for the Company.

VALUE-ADDED PRODUCTS

 Software

  The computerization of the embroidery industry has led to a demand for more advanced application software. Pulse, a strategic acquisition in 1994, is a developer and supplier of a wide range of application software programs which enhance and simplify the embroidery process. Pulse's integrated product line of computer-aided design software packages are targeted at different functions performed by embroiderers. These products range from a basic lettering package, which permits the embroiderer to design names and letters for use on the product to be embroidered, to sophisticated packages that permit the creation and editing of intricate designs, logos and insignias through the use of scanners and computers.

  Pulse also offers database products and business management tools to its customers, including its Passport Embroidery Network which allows a single user to network embroidery machines of any make or model. Additionally, it is a production management system that provides users with the ability to monitor production, diagnostic information and operator efficiency in real time.

  In October 1995, Pulse introduced the Signature software product line which enables designers to operate in the Microsoft(R) Windows 95(TM) environment. Signature software's True Type functionality facilitates the creation of embroidered lettering from any standard computer font. On-screen digitizing enables users to easily digitize imported computer images. This on-screen method is a quick and easy way to create custom-embroidered designs with professional results.

  In February 1997, Pulse announced the release of its object-oriented embroidery system, Pulse Signature Version 7. This new upgrade of Pulse's Microsoft(R) Windows 95(TM) based design software employs a new artistic tool to design and manipulate shapes, allowing users to create and edit intricate, customized designs with precision, speed and ease. So that designs from most graphics programs can be applied to embroidery, Version 7 enables users to import artwork from industry standard software, such as Adobe Illustrator and Corel Draw.

  In addition, Pulse has developed application software to be integrated with the new Tajima chenille machines. Pulse's Signature chenille is the first system that automates the traditional hand-punched method. In this patented process, stitches are placed in a spiral motion around the shape that is being embroidered providing a more natural texture because the stitch penetrations are placed randomly. The turning of stitches along a uniform spiral filling achieves higher productivity by allowing the chenille machine to run smoothly at higher speeds as compared to the conventional cross-stitched or lattice-based method of filling.

 Leasing

  In order to become a single source provider to the embroidery industry, the Company formed HAPL Leasing in 1990. The Company believes that it is the only embroidery equipment distributor with a captive leasing subsidiary providing the Company with a unique competitive advantage.

  Approximately 34.8% of the Company's revenues from sales were financed through HAPL Leasing for the year ended January 31, 1997, compared to 35.3% for the year ended January 31, 1996. HAPL Leasing minimizes its leasing risk by selling substantially all of its sales-type leases to financial institutions on a non-recourse basis. The selling price of the leases to financial institutions generally will be a lump sum equal to the sales price of the embroidery equipment leased, plus a portion of the finance charges paid by the lessee. In addition, at the end of the lease term, the residual value of the embroidery equipment may revert to HAPL Leasing or HAPL Leasing sells the equipment to the lessee at terms agreed upon in the original lease agreement. Each lease generally has a term of three to five years. As of March 31, 1997, HAPL Leasing had sold approximately 89% of its leases on a non-recourse basis.

  In some cases, third party funding sources condition their purchase of leases on the establishment of a payment history. HAPL Leasing also retains selected leases for which it has not obtained a purchase commitment from its funding sources. In each case where a lease is retained, HAPL Leasing applies its policies and procedures and knowledge of the industry to determine whether to enter into the lease, including an evaluation of the purchaser's business prospects and the creditworthiness of the principals. HAPL Leasing sells these leases if financing becomes available at a later date.

  HAPL Leasing is continuing to increase the number of funding sources and works with its funding sources to develop new lease programs attractive to the embroidery industry.

 Embroidery Supply Warehouse

  ESW offers a broad range of embroidery supplies including threads, needles, thread cone winders, embroidery hoops, embroidery backings and embroiderable products such as caps, t-shirts, sweatshirts and canvas bags. In addition, ESW develops embroidery products based on the recommendations of embroiderers.

  ESW distributes the Universal Hooper, a manual hooping device; "Quick Thread," a machine thread rack upgrade; and specially sized embroidering hoops for unusual applications. ESW recently introduced "Hoopless Air Clamps," a proprietary product that allows manufacturers to apply embroidery to unfinished flat pieces without the need for a hoop. The Company anticipates that this product will benefit clothing manufacturers by reducing labor costs and production time. Other products recently introduced include: Tajima Hoops; 3-D Embroidery Foam, which allows embroiderers to add new multi-media, multi-dimensional embroidery to a design using existing equipment; steamers, which remove wrinkles and hoop marks; cleaning guns, which remove stains that occur during the embroidery process; and Peggy's(R) Stitch Eraser(R), an electric stitch remover that allows embroiderers to quickly and efficiently remove bobbin threat from sewn garments.

MARKETING AND CUSTOMER SUPPORT

  The Company has been selling embroidery equipment since 1976 and believes it is the leading distributor of Tajima equipment in the world. The Company reinforces recognition of its name through trade journal advertising and participation in seminars and over 25 trade shows annually. The Company's growing sales staff is headed by Paul Levine, Executive Vice President and Chief Operating Officer of the Company, and currently consists of salespeople who maintain frequent contact with customers in order to understand each customer's needs. Through its reputation, knowledge of the marketplace, investment in infrastructure and experience in the industry, the Company believes it is increasing its market share for both machines and value-added products and services.

  The Company believes that a key element in its success has been its focus on customer service, and investment in sales support and training, infrastructure and technology to support operations. At its facility, the Company provides extensive two to five day training programs developed by the Company to assist customers in the use and operation of the embroidery machines it sells. Customers are trained in the operation of embroidery machines as well as in embroidery techniques and the embroidery industry in general. The Company provides proprietary manuals as training tools. Company personnel also provide customers with technical and software support by telephone, field maintenance services and quality control testing, as well as advice with respect to matters generally affecting embroidery operations.

  The Company has an internal training center for its employees at its Cleveland training center. The program educates employees about the embroidery industry, the history of embroidery and the Company, embroidery techniques and the operation of embroidery machines. Service technicians receive an intensive training program in addition to the aforementioned program. Senior service technicians also receive formal training from Japan for several weeks and receive technical updates from Tajima throughout the year. The Company will continue to dedicate resources to education and training as the foundation for providing the highest level of customer service.

  In addition, the Company collaborates with its customers and Tajima in connection with the development of new embroidery equipment and applications to meet the specialized needs of the Company's customers. Current projects include the development of embroidery applications for a major automobile manufacturer, collaborations with high-end designer clothing manufacturers to reduce production costs and increase efficiency and further development of Pulse software to be integrated with the Tajima chenille and laser machines.

  The Company provides the customer with a one year warranty against malfunctions from defects in material or workmanship on the Tajima machines it distributes. The warranty covers parts and labor. Tajima provides the Company with a one year warranty.

SUPPLIER RELATIONSHIPS WITH TAJIMA

  Three separate distributorship agreements (collectively, the "Tajima Agreements") govern the Company's right to distribute Tajima embroidery equipment in the United States. Two of the distributorship agreements with Tajima provide the Company the exclusive rights to distribute Tajima's complete line of standard embroidery, chenille embroidery and certain specialty embroidery machines in 39 states. The main agreement (the "East Coast/Midwest Agreement"), which now covers 33 states, first became effective on February 21, 1991, has a term of 20 years and contains a renewal provision which permits successive five year renewals upon mutual agreement of the parties. The East Coast/Midwest Agreement is terminable by Tajima and/or the Company on not less than two years' prior notice. The second agreement (the "Southwest Agreement"), which covers six states, became effective on February 21, 1997, and has a term of five years. Under the third distributorship agreement (the "West Coast Agreement"), which covers nine western states and Hawaii, the Company is the exclusive distributor of Tajima's small machines as well as chenille and chenille/standard embroidery machines with less than four heads or two stations, respectively. The West Coast Agreement has a term of five years, became effective on February 21, 1997 and contains a renewal provision which permits successive five year renewals upon mutual agreement of the parties.

  Each of the Tajima Agreements may be terminated if the Company fails to achieve certain minimum purchase quotas. Furthermore, the East Coast/Midwest Agreement may be terminated if Henry Arnberg and Paul Levine (or in certain circumstances, their spouses and children) fail to own a sufficient number of shares of voting stock to elect a majority of the Company's Board of Directors in the event of the death, physical or mental disability of a duration of six months or longer, or incapacity of both Henry Arnberg and Paul Levine. The Southwest Agreement may be terminated if the Company fails to remain the sole shareholder of its subsidiary that is the party to the Southwest Agreement. The West Coast Agreement may be terminated should any material change occur in the current Class B shareholders, directors or officers of the Company.

  Although there can be no assurance, management of the Company believes that the likelihood of the loss of Tajima as a source of supply is remote because:
(i) the Company has a 20 year relationship with Tajima and is Tajima's largest distributor; (ii) Tajima's success in the United States is, in large part, attributable to the Company's knowledge of the marketplace as well as the Company's reputation for customer support; and (iii) the Company and Pulse support Tajima's development activities and Pulse software enhances the Tajima product line.

 Other Supplier Relationships

  The Company purchases personal computers which are integrated with the embroidery machines it distributes. ESW obtains its supplies from many different sources. The Company believes that alternate sources of supply are readily available.

CUSTOMERS

  The Company's customers range from large operators who run numerous machines to individuals who customize products on a single machine. Principal customer groups include: (i) contract embroiderers, who serve manufacturers that outsource their embroidery requirements; (ii) manufacturers, who use embroidery to embellish their apparel, accessories, towels, linens and other products with decorative appeal; and (iii) embroidery entrepreneurs, who produce customized products for individuals, sports leagues, school systems, fraternal organizations, promotional advertisers and other groups. The Company's customers include: Fruit of the Loom, Russell Licensed Products, Logo 7, Healthtex, Five B's, Osh Kosh B'Gosh, Avanti Lines and William Carter Company.

COMPETITION

  The Company competes with distributors such as Macpherson, Inc., a distributor of Barudan multi-head embroidery machines and Meistergram single-head embroidery machines, as well as with smaller distributors. The Company also competes with original equipment manufacturers, such as Brother and Melco, which distribute products directly into the Company's markets. The Company believes it competes against these distributors on the basis of knowledge, experience, name recognition, customer service and the quality of the embroidery equipment it distributes.

  Further, the Company's customers are subject to competition from importers of embroidered products, which could affect the Company's operations.

  The Company's success is dependent, in part, on the ability of Tajima to continue producing products which are technologically superior and price competitive with those of other manufacturers.

  Pulse's software products compete against products developed by several companies from around the world. The primary competitors are Wilcom Pty., an Australian corporation, Gunold & Stickma GmbH, a German corporation and Melco. The Company believes that Pulse competes on the basis of ease of use, functionality and the range of software applications it markets.

  HAPL Leasing competes principally with equipment leasing brokers specializing in the embroidery industry and other financing sources such as banks and other financial institutions. The Company believes that it competes on the basis of HAPL Leasing's favorable pricing and because the Company is a single source provider of embroidery equipment, customer service and support and value-added products.

  ESW competes with a division of Melco and other vendors of embroidery supplies and accessories. The Company believes that the market for embroidery supplies and accessories is fragmented and that ESW will benefit from the breadth of its product line, development of proprietary products and the fact that the Company is a single source provider.

PATENTS AND COPYRIGHTS

  Pulse software has copyright protection under Canadian law and the Berne Convention which also affords it protection in the United States. Certain Pulse software has also been granted United States copyright registrations. The following patents have been granted in the United States: "Method For Modifying Embroidery Design Programs," "Embroidery Design System," "Method For Creating Self-Generating Embroidery Pattern," and "Method for Automatically Generating Chain Stitches," and two patents entitled "Method for Automatically Generating A Chenille-Filled Embroidery Stitch Pattern." Pulse also has several other patents pending in the United States Patent and Trademark Office. Pulse also has the following patent pending in the European Patent
Office: "Method for Modifying Embroidery Design Programs," and the following patents pending in the Japanese Patent office: "Method for Modifying Embroidery Design Programs," "Method for Automatically Generating Chain Stitches" and "Method For Automatically Generating A Chenille-Filled Embroidery Stitch Pattern."

  Pulse believes these protections are sufficient to prevent unauthorized third party uses of such property rights. Neither Pulse nor the Company is aware of any patents or other intellectual property rights of third parties which would prevent the use of Pulse's intellectual property. The Company continues to seek intellectual property protection for Pulse products.

EMPLOYEES

  As of March 31, 1997, the Company employed approximately 325 persons engaged in sales for the Company, ESW, HAPL Leasing and Pulse, customer service and supplies, product development, finance, administration and management. None of the Company's employees is represented by unions. The Company believes its relationship with its employees is good.

PROPERTIES

  The Company's corporate headquarters is in Hauppauge, New York in a 50,000 square foot facility. This property houses the Company's executive offices, the Northeast sales office, customer service, training center, software support and warehouse space. Additionally, both HAPL Leasing and ESW operate out of this facility. On October 27, 1994, the Company entered into a ten year, $2,295,000 mortgage agreement with a bank (the "Mortgage") for its new corporate headquarters. The Mortgage bears interest at a fixed rate of 8.8% and is payable in equal monthly principal installments of $19,125. The Company's obligations under the Mortgage are secured by a lien on the premises and the related improvements thereon.

  In March 1997, the Company entered into a five year lease for a 25,000 square foot factory facility in Bohemia, New York where its subsidiary, Tajima USA, Inc., will operate a machine assembly facility. The lease provides for lease payments of approximately $132,000 per annum.

  In addition to the Company's headquarters, the Company owns one satellite office and leases 22 regional satellite offices, including Pulse's headquarters, located in Mississagua, Canada. These offices consist of regional sales offices, training centers, repair centers and warehouse and showroom space.

                                  MANAGEMENT

  The following table sets forth certain information concerning each of the Company's executive officers, directors and key employees:

   NAME                   AGE                     POSITION
   ----                   ---                     --------
EXECUTIVE OFFICERS AND
 DIRECTORS
Henry Arnberg............  54 Chief Executive Officer, President and Chairman
                               of the Board of Directors
Paul Levine..............  44 Chief Operating Officer, Secretary, Executive
                               Vice President, and Director
Kenneth Shifrin..........  39 Chief Financial Officer and Vice President--
                               Finance
Tas Tsonis...............  45 Vice President, President of Pulse Microsystems
                               Ltd. and Director
Brian Goldberg...........  37 Vice President and Executive Vice President of
                               Pulse Microsystems Ltd.
Ronald Krasnitz..........  56 Vice President, Vice President--Manufacturing of
                               Tajima USA, Inc. and Director
Marvin Broitman..........  58 Director
Herbert M. Gardner.......  57 Director
Douglas Schenendorf......  45 Director
KEY EMPLOYEES
Theodore Pawelec.........  45 Vice President--HAPL Leasing Co., Inc.
Kristof Janowski.........  43 Vice President--Midwest and West Coast Sales
Michael P. Petaja........  31 Corporate Controller
Howard Arnberg...........  27 Corporate Counsel

  HENRY ARNBERG has been employed by the Company since 1970 and has been Chief Executive Officer, President and Chairman of the Board of Directors of the Company since 1980. Mr. Arnberg received a Bachelor of Science in Accounting from the University of Bridgeport in 1965 and an MBA in Finance and Management from Adelphi University in 1971.

  PAUL LEVINE has been employed by the Company since 1974 and has been Chief Operating Officer, Secretary, Executive Vice President and a director of the Company since 1981. Mr. Levine received a Bachelor of Science in Business from New York University in 1974.

  KENNETH SHIFRIN has been employed by the Company since 1989. From January 1989 until October 1992, Mr. Shifrin was Controller of the Company. Since November 1992, Mr. Shifrin has been Chief Financial Officer and Vice President-Finance of the Company. From February 1987 to December 1989, Mr. Shifrin was Controller of National Business Products, a business machine distributor. From February 1986 to January 1987, Mr. Shifrin was assistant controller of Career Employment Services, Inc. From October 1985 to January 1986, Mr. Shifrin was employed by Citicorp. From September 1982 to September 1985, Mr. Shifrin was employed by Touche Ross & Co. Mr. Shifrin received a Bachelor of Arts in Economics from the State University of New York at Stony Brook in 1979 and a MBA in Accounting from Adelphi University in 1982. Mr. Shifrin became a CPA in March 1984.

  TAS TSONIS was elected a director of the Company in April 1994 and Vice President of the Company in September 1994. Mr. Tsonis co-founded Pulse in 1982 and has been retained or employed by Pulse since that time. Since 1989, Mr. Tsonis has been the President of Pulse. Mr. Tsonis received a Bachelor of Mathematics in Computer Science and Statistics from the University of Waterloo in 1975 and a Master of Science in Computer Science from the University of Toronto in 1981.

  BRIAN GOLDBERG was elected Vice President of the Company in September 1994. In 1982, Mr. Goldberg co-founded Pulse and has been retained or employed by Pulse Microsystems Ltd. since that time. Since 1989, Mr. Goldberg has been the Executive Vice President of Pulse. Mr. Goldberg received a Bachelor of Arts in Economics from the University of Toronto in 1980 and an LLB and MBA from York University in 1984.

  RONALD KRASNITZ was elected Vice President and a director of the Company in June 1996. Prior to joining the Company, Mr. Krasnitz was employed by Sewing Machine Exchange since 1971. Mr. Krasnitz is presently the President of Sewing Machine Exchange, Inc. and Vice-President-Manufacturing of Tajima USA, Inc. He received a Bachelor of Science in Mechanical Engineering from the University of Illinois in 1963 and an MBA from the University of Chicago in 1966. Mr. Krasnitz is a Registered Professional Engineer in the State of Illinois.

  MARVIN BROITMAN was elected a director of the Company in April 1994. Since 1968, Mr. Broitman has been Vice President of Uniwave, Inc., a company engaged in the engineering and manufacturing of automation accessory equipment for textile machinery. Mr. Broitman received a Bachelor of Electrical Engineering from City College in 1961, and an MBA from the Harvard Business School in 1968.

  HERBERT M. GARDNER was elected a director of the Company in April 1994. Since 1978, Mr. Gardner has been a Senior Vice President of Janney Montgomery Scott Inc., an investment banking firm and the underwriter of the Company's IPO and Second Offering. Mr. Gardner is Chairman of the Board of Supreme Industries, a specialized manufacturer of truck bodies and shuttle buses. Mr. Gardner is also a director of Shelter Components Corporation, a supplier to the manufactured housing and recreational vehicle industries; Nu Horizons Electronics Corp., an electronic component distributor; Transmedia Network, Inc., a specialized charge card company; TGC Industries, Inc., a geophysical services Company; The Western Systems Corp., a company redeploying assets in seeking acquisitions; and Chase Packaging, a specialty agriculture packaging products company.

   DOUGLAS SCHENENDORF was elected a director of the Company in April 1994. Since 1980, Mr. Schenedorf has been the President of D.S.I. Associates, Inc., an insurance brokerage firm.

  THEODORE PAWELEC has been employed by the Company as Vice President of HAPL Leasing Co., Inc. since May 1993. From June 1991 to May 1993, Mr. Pawelec was an independent consultant to various leasing corporations. From November 1988 to June 1991, Mr. Pawelec was Senior Vice President of Tiger Leasing Corp.

  KRISTOF JANOWSKI has been employed by the Company since 1987 and currently serves as Vice President--Midwest and West Coast Sales.

  MICHAEL P. PETAJA has been employed by the Company as Corporate Controller since August 1994. Prior to joining the Company, Mr. Petaja was an audit manager for Deloitte & Touche LLP where he had been employed since September 1987. Mr. Petaja received a Bachelor of Science in Accounting from the New York Institute of Technology in 1987. Mr. Petaja became a CPA in December 1989.

  HOWARD ARNBERG has been employed by the Company since 1995 as Corporate Counsel. Mr. Arnberg received a Bachelor of Science in Business Administration from the University of Florida at Gainesville in 1991 and a Juris Doctor from Brooklyn Law School in 1994. Prior to joining the Company, Mr. Arnberg was engaged in the private practice of law, specializing in the area of corporate law.

  All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. The Company's officers are elected annually by the Board of Directors and serve at the discretion of the Board. There are no family relationships between any of the directors, executive officers or persons nominated or chosen by the Company to become directors or executive officers.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth the beneficial ownership of shares of Class A Common Stock and Class B Common Stock as of the date of this Prospectus, and as adjusted to reflect the sale of the Class A Common Stock offered hereby, by
(i) each person who owns more than 5% of the outstanding Class A Common Stock and Class B Common Stock, (ii) each executive officer and director of the Company; (iii) all executive officers and directors of the Company as a group; and (iv) each Selling Stockholder.

  NAME AND ADDRESS OF                       BENEFICIALLY OWNED PERCENT    NUMBER OF    BENEFICIALLY OWNED PERCENT
  BENEFICIAL OWNER(1)     TITLE OF CLASS(2)  BEFORE OFFERING   OF CLASS SHARES OFFERED   AFTER OFFERING   OF CLASS
  -------------------     ----------------- ------------------ -------- -------------- ------------------ --------
EXECUTIVE OFFICERS
 AND DIRECTORS
Henry Arnberg...........       Class A            445,126(3)     8.29%     241,351           123,695        1.88%
                               Class B          1,493,518(3)    54.66%          --         1,493,518       54.66%
Paul Levine.............       Class A            391,977(4)     7.30%     221,173            42,676        0.65%
                               Class B          1,163,731(4)    42.59%          --         1,163,731       42.59%
Kenneth Shifrin.........       Class A              8,041(5)        *           --             8,041           *
                               Class B              --             --           --                --          --
Tas Tsonis..............       Class A            115,493(6)     2.15%          --           115,493        1.75%
                               Class B              --             --           --                --          --
Brian Goldberg..........       Class A            115,493(7)     2.15%          --           115,493        1.75%
                               Class B              --             --           --                --          --
Ronald Krasnitz ........       Class A             52,012(8)        *           --            52,012           *
                               Class B              --             --           --                --          --
Marvin Broitman.........       Class A             13,231(9)        *           --            13,231           *
                               Class B              --             --           --                --          --
Herbert M. Gardner......       Class A             20,801(10)       *           --            20,801           *
                               Class B              --             --           --                --          --
Douglas Schenendorf.....       Class A             19,661(11)       *           --            19,661           *
                               Class B              --             --           --                --          --
All Executive Officers
 and Directors as a
 group (nine persons)...       Class A          1,181,835       22.00%     462,524           511,103        7.76%
                               Class B          2,657,249       97.26%          --         2,657,249       97.26%
ADDITIONAL SELLING
 STOCKHOLDERS
Lynda Arnberg...........       Class A             64,063        1.19%      64,063                --          --
                               Class B            100,000        3.66%          --           100,000        3.66%
Robyn Cotler............       Class A             12,954           *       12,954                --          --
                               Class B             25,000           *           --            25,000           *
Howard Arnberg..........       Class A             14,063           *       14,063                --          --
                               Class B             25,000           *           --            25,000           *
Marc Arnberg............       Class A             14,063           *       14,063                --          --
                               Class B             25,000           *           --            25,000           *
Dana Arnberg............       Class A             16,017           *       16,017                --          --
                               Class B             25,000           *           --            25,000           *
Roberta Levine..........       Class A             64,063        1.19%      64,063                --          --
                               Class B            100,000        3.66%          --           100,000        3.66%
Risa Levine.............       Class A             16,017           *       16,017                --          --
                               Class B             25,000           *           --            25,000           *
Sean Levine.............       Class A             16,017           *       16,017                --          --
                               Class B             25,000           *           --            25,000           *
Bryce Levine............       Class A             16,017           *       16,017                --          --
                               Class B             25,000           *           --            25,000           *
Drew Levine.............       Class A             16,017           *       16,017                --          --
                               Class B             25,000           *           --            25,000           *
Irene Levine............       Class A             13,207           *       13,207                --          --
                               Class B                 --          --           --                --          --
Jimmy L. Yates..........       Class A            131,507        2.45%      25,000           106,507        1.62%
                               Class B                 --          --           --                --          --
Total Additional Selling
 Stockholders...........       Class A            394,005        7.33%     287,498           106,507        1.62%
                               Class B            400,000       14.64%          --           400,000       14.64%

--------
* Less than one percent

 (1) All addresses are c/o Hirsch International Corp., 200 Wireless Boulevard, Hauppauge, New York 11788.

 (2) The Company's outstanding Common Stock consists of two classes, Class A Common Stock and Class B Common Stock. The Class A Common Stock and the Class B Common Stock are substantially identical except that two-thirds of the directors of the Company will be elected by Messrs. Arnberg and Levine, the holders of the Class B Common Stock, as long as the number of outstanding Shares of Class B Common Stock equals or exceeds 400,000 shares. See "Description of Capital Stock" and "Risk Factors--Dependence on Tajima."

 (3) Includes 100,000 shares of Class B Common Stock and 64,063 shares of Class A Common Stock owned by his wife and 25,000 shares of Class B Common Stock and 16,017 shares of Class A Common Stock owned by his minor child as to which he disclaims beneficial ownership. Includes options to purchase 7,812, 2,604 and 12,500 shares of Class A Common Stock at exercise prices of $5.90, $10.04 and $15.95, respectively. Does not include options to purchase 3,907, 1,302 and 25,000 shares of Class A Common Stock at exercise prices of $5.90, $10.04 and $15.95, respectively.

 (4) Includes 100,000 shares of Class B Common Stock and 64,063 shares of Class A Common Stock owned by his wife and 100,000 shares of Class B Common Stock and 64,065 shares of Class A Common Stock owned by trusts created for the benefit of his minor children as to which he disclaims beneficial ownership. Includes options to purchase 7,812, 2,604 and 12,500 shares of Class A Common Stock at exercise prices of $5.90, $10.04 and $15.95, respectively. Does not include options to purchase 3,907, 1,303 and 25,000 shares of Class A Common Stock at exercise prices of $5.90, $10.04 and $15.95, respectively.

 (5) Includes options to purchase 2,052, 4,166 and 1,041 shares of the Class A Common Stock at exercise prices of $4.87, $14.50 and $15.50, respectively. Does not include options to purchase 8,334 and 2,084 shares of the Class A Common Stock at exercise prices of $14.50 and $15.50, respectively.

 (6) Includes 59,415 shares owned by the Tsonis Family Trust. Includes options to purchase 17,944, 3,906, 1,302 and 7,291 shares of Class A Common Stock at exercise prices of $4.87, $5.36, $9.12 and $14.50, respectively. Does not include options to purchase 1,954, 652 and 14,584 shares of Class A Common Stock at exercise prices of $5.36, $9.12 and $14.50, respectively.

 (7) Includes 59,415 shares owned by the Goldberg-Klapman Family Trust. Includes options to purchase 17,944, 3,906, 1,302 and 7,291 shares of Class A Common Stock at exercise prices of $4.87, $5.36, $9.12 and $14.50, respectively. Does not include options to purchase 1,954, 652 and 14,584 shares of Class A Common Stock at exercise prices of $5.36, $9.12 and $14.50, respectively.

 (8) Includes options to purchase 41,406 shares of Class A Common Stock at an exercise price of $16.20. Does not include 124,219 options to purchase shares of Class A Common Stock at an exercise price of $16.20.

 (9) Includes options to purchase 7,812, 2,604 and 1,041 shares of Class A Common Stock at exercise prices of $5.36, $9.12 and $15.50, respectively. Does not include options to purchase 3,907, 1,303 and 2,084 shares of Class A Common Stock at exercise prices of $5.36, $9.12 and $15.50, respectively.

(10) Includes 8,204 shares held in retirement account. Also, includes 1,140 shares owned by his wife as to which he disclaims beneficial ownership. Includes options to purchase 7,812, 2,604 and 1,041 shares of Class A Common Stock at exercise prices of $5.36, $9.12 and $15.50, respectively. Does not include options to purchase 3,907, 1,303 and 2,084 shares of Class A Common Stock at exercise prices of $5.36, $9.12 and $15.50, respectively.

(11) Includes 1,640 shares owned by his wife and 4,920 shares owned by his minor children as to which he disclaims beneficial ownership. Includes options to purchase 7,812, 2,604 and 1,041 shares of Class A Common Stock at exercise prices of $5.36, $9.12 and $15.50, respectively. Does not include options to purchase 3,907, 1,303 and 2,084 shares of Class A Common Stock at exercise prices of $5.36, $9.12 and $15.50, respectively.

                         DESCRIPTION OF CAPITAL STOCK

  The Company is authorized to issue 23,000,000 shares of Common Stock, par value $0.01 per share, and 1,000,000 shares of Preferred Stock, par value $0.01 per share. The Common Stock is divided into two classes as follows:
20,000,000 shares of Class A Common Stock and 3,000,000 shares of Class B Common Stock.

COMMON STOCK

  The Class A Common Stock and Class B Common Stock are substantially identical except that, in order to satisfy the provisions of the East Coast/Midwest Agreement with Tajima, two-thirds of the directors of the Company will be elected by the holders of the Class B Common Stock (Messrs. Arnberg and Levine) as long as the number of outstanding shares of Class B Common Stock equals or exceeds 400,000 shares. Upon completion of this Offering, Messrs. Arnberg and Levine will own 2,732,249 shares of Class B Common Stock. Each share of Class B Common Stock automatically converts to Class A Common Stock upon transfer to a non-Class B Common Stockholder unless transferred to a spouse or child of a Class B Common Stockholder or to a trust created for the benefit of a Class B Common Stockholder or a spouse or a child of a Class B Common Stockholder. See "Business--Supplier Relationships with Tajima."

  The Class A Common Stock and Class B Common Stock are entitled to share equally in dividends from sources available therefore when, as and if declared by the Board of Directors, and upon liquidation or dissolution of the Company, whether voluntary or involuntary and to share equally in the assets of the Company available for distribution to stockholders. Stockholders have no preemptive rights. All stock dividends and stock splits on the Class A Common Stock and Class B Common Stock will be paid in shares of Class A Common Stock. No further Class B Common Stock will be issued. All outstanding shares are, and all shares to be sold and issued as contemplated hereby will be, fully paid, non-assessable and legally issued. The Board of Directors is authorized to issue additional shares of Common Stock within the limits authorized by the Company's Certificate of Incorporation without stockholder action.

PREFERRED STOCK

  The Company's Preferred Stock may be issued from time to time without stockholder approval in one or more classes or series, and the Board of Directors is authorized to fix the dividend rights, dividend rates, any conversion rights or rights of exchange, any voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, the liquidation preferences and any other rights, preferences, privileges and restrictions of any class or series of Preferred Stock, the number of shares constituting such class or series and the designation thereof. The shares of any class or series of Preferred Stock need not be identical. No Preferred Stock has been issued or is outstanding, and the Company has no present plans to issue any shares of Preferred Stock.

  Depending upon the rights of such Preferred Stock, the issuance of Preferred Stock could adversely affect the holders of Common Stock by delaying or preventing a change in control, making removal of the present management more difficult or imposing restrictions upon the payment of dividends and other distributions to the holders of Common Stock.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

  Section 203 of the Delaware General Corporation Law generally restricts a corporation from entering into certain business combinations with an interested stockholder (defined as any person or entity that is the beneficial owner of at least 15% of a corporation's voting stock) or its affiliates for a period of three years after the date of the transaction in which the person became an interested stockholder unless (i) the transaction is approved by the board of directors of the corporation prior to such business combination, (ii) the interested stockholder acquires 85% of the corporation's voting stock in the same transaction in which it exceeds 15%, or (iii) the business combination is approved by the board of directors and by a vote of two-thirds of the outstanding voting stock not owned by the interested stockholder. The Delaware General Corporation Law provides that a corporation may elect not to be governed by
Section 203. At present, the Company does not intend to make such an election.
Section 203 may render more difficult a change in control of the Company or the removal of incumbent management.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this Offering, the Company will have outstanding 6,583,098 shares of Class A Common Stock and 2,732,249 shares of Class B Common Stock. Of these outstanding shares, the 2,357,578 shares of Class A Common Stock sold in the IPO, the 1,886,719 shares of Class A Common Stock sold in the Second Offering and the 1,960,548 shares of Class A Common Stock sold in this Offering (2,254,630 shares of Class A Common Stock if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act, other than by "affiliates" of the Company, as that term is defined by the Securities Act. The remaining 1,128,275 shares of Class A Common Stock outstanding after completion of this Offering and all 2,732,249 outstanding shares of Class B Common Stock are "restricted securities" (the "Restricted Shares") within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act, unless an exemption from registration is available, including an exemption afforded by Rule 144. In connection with one of the Recent Acquisitions, the Company agreed to register 131,507 shares of the Company's Class A Common Stock on or before June 30, 1997, of which 25,000 shares of the Company's Class A Common Stock are being registered and sold herein.

  As of June 5, 1997, options to purchase a total of 303,740 shares of Class A Common Stock pursuant to the Stock Option Plans and pursuant to options granted on an individual basis outside of these plans were outstanding and, to the extent vested, were eligible for sale in the public markets at prescribed times subject to compliance with an exemption from the registration requirements of the Securities Act. Options to purchase a total of 527,039 shares of Class A Common Stock pursuant to the Stock Option Plans were outstanding but not yet exercisable. An additional 287,521 shares of Class A of Common Stock were available for future option grants or direct issuances under the Stock Option Plans.

  The Company, its executive officers, certain directors and certain other holders of Common Stock, owning an aggregate of 3,165,059 shares of Common Stock, have entered into "lock-up" agreements with the Underwriters providing that, subject to certain exceptions, they will not offer, sell or otherwise dispose of any shares of Common Stock for a period of 90 days after the date of the effectiveness of the Registration Statement that contains this Prospectus without the prior written consent of Robertson, Stephens & Company.

  In general, under Rule 144 under the Securities Act, as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year, and including the holding period of any prior owner unless such prior owner is an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Class A Common Stock or the average weekly trading volume of the Class A Common Stock on the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned shares for at least two years (including any period of ownership of preceding non-affiliated holders), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements. An "affiliate" is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or under common control with, such issuer.

  The Company is unable to predict what effect sales made pursuant to Rule 144, or otherwise, may have on the prevailing market price at such times for shares of the Class A Common Stock. Nevertheless, sales of a substantial amount of the Class A Common Stock in the public market, or the perception that such sales could occur, may adversely affect market prices. See "Risk Factors--Shares Eligible for Future Sale."

                                 UNDERWRITING

  The Underwriters named below (the "Underwriters"), acting through their representatives, Robertson, Stephens & Company LLC, The Robinson-Humphrey Company, Inc. and Janney Montgomery Scott Inc. (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company and the Selling Stockholders, the number of shares of Class A Common Stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all such shares if any shares are purchased.

                                                                      NUMBER OF
             UNDERWRITER                                               SHARES
             -----------                                              ---------
     Robertson, Stephens & Company LLC...............................   767,774
     The Robinson-Humphrey Company, Inc. ............................   537,442
     Janney Montgomery Scott Inc. ...................................   230,332
     Arnhold and S. Bleichroeder, Inc. ..............................    85,000
     Robert W. Baird & Co. Incorporated..............................    85,000
     Cleary, Gull, Reiland & McDevitt Inc. ..........................    85,000
     Fahnestock & Co. Inc. ..........................................    85,000
     Leerink Swann & Company.........................................    85,000
                                                                      ---------
         Total....................................................... 1,960,548
                                                                      =========

  The Company has been advised that the Underwriters propose to offer the shares of Class A Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession of not more than $0.63 per share, of which $0.10 may be re-allowed to other dealers. After the consummation of this Offering, the public offering price, concession and re-allowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by the Company and the Selling Stockholders set forth on the cover page of this Prospectus.

  The Company and certain Selling Stockholders, Henry Arnberg and Paul Levine, have granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 294,082 additional shares of Class A Common Stock to cover over-allotments, if any, at the same price per share as the Company and the Selling Stockholders will receive for the 1,960,548 shares of Class A Common Stock that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option for shares of Class A Common Stock, each of the Underwriters will have made a firm commitment to purchase approximately the same percentage of such additional shares as the number of shares of Class A Common Stock to be purchased by it shown in the above table represents as a percentage of the 1,960,548 shares of Class A Common Stock offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the 1,960,548 shares of Class A Common Stock are being sold.

  The Underwriting Agreement contains covenants of indemnity among the Underwriters, the Company and the Selling Stockholders against certain civil liabilities, including liabilities under the Securities Act.

  The Company's executive officers, certain of its directors and certain stockholders of the Company have agreed not to offer or sell 3,165,059 shares of Common Stock (except that, of such shares, 171,490 shares of Class A Common Stock will be sold if the Underwriters' over-allotment option is exercised in full) and the Company has agreed not to offer or sell any shares of Common Stock until the expiration of a period of 90 days from the date of the effectiveness of the Registration Statement that contains this Prospectus without the prior written consent of Robertson, Stephens & Company, except that the Company may issue options to purchase shares of Class A Common Stock under the Company's Stock Option Plans.

  The Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

  The Representatives have advised the Company that, pursuant to Regulation M under the Exchange Act, certain persons participating in this Offering may engage in transactions that may stabilize, maintain or otherwise affect the market price of the Class A Common Stock, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids. A "stabilizing bid" is a bid for or the purchase of the Class A Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Class A Common Stock.

A "syndicate covering transaction" is the bid for, or the purchase of, the Class A Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with this Offering. A "penalty bid" is an arrangement permitting the managing underwriter to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with this Offering if the Class A Common Stock originally sold by such Underwriter or syndicate member is purchased by the Underwriters in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

  One or more of the Underwriters currently act as market makers for the Common Stock and may engage in "passive market making" in such securities on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 permits, upon the satisfaction of certain conditions, underwriters participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market making transactions during the period when Rule 103 would otherwise prohibit such activity. Rule 103 prohibits underwriters engaged in passive market making generally from entering a bid or effecting a purchase price that exceeds the highest bid for those securities displayed on the Nasdaq National Market by a market maker that is not participating in the distribution. Under Rule 103, each underwriter engaged in passive market making is subject to a daily net purchase limitation equal to the greater of (i) 30% of such entity's average daily trading volume during the two full calendar months immediately preceding, or any 60 consecutive calendar days ending within the ten calendar days preceding, the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed or (ii) 200 shares of common stock.

                                 LEGAL MATTERS

  The validity of the shares of Class A Common Stock offered hereby will be passed upon for the Company by Ruskin, Moscou, Evans & Faltischek, P.C., Mineola, New York. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Winston & Strawn, Chicago, Illinois.

                                    EXPERTS

  The Consolidated Financial Statements included in this Prospectus of Hirsch International Corp. and subsidiaries as of January 31, 1996 and 1997 and for each of the years in the three year period ended January 31, 1997, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the Registration Statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission in Washington, D.C. a Registration Statement on Form S-3 under the Act, with respect to the Common Stock offered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Company's Common Stock, reference is made to the Registration Statement and such exhibits. Statements in the Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith, files reports and other information with the Commission. The Registration Statement, the exhibits thereto and such reports and other information may be inspected by anyone without charge at the principal office of the Commission at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and copies of all or any part of it may be obtained from the Commission upon payment of a prescribed fee. The Company's Class A Common Stock is quoted on the NASDAQ Stock Market and reports and other information concerning the Company may also be inspected and copied at the office of the NASDAQ Stock Market, Inc., NASDAQ Operations, 1735 K Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and information statements and other information that may be obtained electronically by using the Commission's Web Site on the internet at http://www.sec.gov.

             TABLE OF CONTENTS TO CONSOLIDATED FINANCIAL STATEMENTS

                  HIRSCH INTERNATIONAL CORP. AND SUBSIDIARIES

                                                                          PAGE
                                                                          ----
Independent Auditors' Report.............................................  F-2
Consolidated Balance Sheets as of January 31, 1996 and 1997..............  F-3
Consolidated Statements of Income for the years ended January 31, 1995,
 1996 and 1997...........................................................  F-4
Consolidated Statements of Stockholders' Equity for the years ended
 January 31, 1995, 1996 and 1997.........................................  F-5
Consolidated Statements of Cash Flows for the years ended January 31,
 1995, 1996 and 1997.....................................................  F-6
Notes to Consolidated Financial Statements...............................  F-8

                         INDEPENDENT AUDITORS' REPORT

Board of Directors
Hirsch International Corp.
Hauppauge, New York

  We have audited the accompanying consolidated balance sheets of Hirsch International Corp. and Subsidiaries as of January 31, 1996 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Hirsch International Corp. and Subsidiaries as of January 31, 1996 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 1997 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Jericho, New York
March 11, 1997

                  HIRSCH INTERNATIONAL CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                             JANUARY 31,
                                                       ------------------------
                                                          1996         1997
                                                       -----------  -----------
ASSETS
Current Assets:
 Cash and cash equivalents............................ $ 6,564,628  $ 7,864,662
 Short-term investments available-for-sale............   2,286,194    2,595,601
 Accounts receivable, net of an allowance for doubtful
  accounts of approximately $1,041,000 and $2,578,000,
  respectively........................................  13,707,328   21,761,001
 Net investment in sales-type leases-current portion
  (Note 5)............................................   1,592,733    1,715,164
 Inventories, net (Notes 4 and 11)....................   7,969,203   15,768,865
 Deferred income taxes (Note 9).......................   1,055,473    1,298,250
 Other current assets.................................     630,295      774,968
                                                       -----------  -----------
   Total Current Assets...............................  33,805,854   51,778,511
                                                       -----------  -----------
Net investment in sales-type leases--non-current
 portion (Note 5).....................................   7,052,091    9,179,421
Excess of cost over net assets acquired, net of
 accumulated amortization of approximately $0 and
 $383,000, respectively (Note 3)......................          --   14,043,331
Purchased technologies, net of accumulated
 amortization of approximately $367,000 and $558,000,
 respectively.........................................     972,508      781,196
Property, plant and equipment, net of accumulated
 depreciation and amortization (Notes 6 and 8)........   4,840,530    6,242,137
Other assets (Notes 3 and 9)..........................   1,201,143    1,671,208
                                                       -----------  -----------
   Total Assets....................................... $47,872,126  $83,695,804
                                                       ===========  ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
 Trade acceptances payable (Note 11).................. $ 8,656,094  $13,331,834
 Accounts payable and accrued expenses (Note 7).......   6,774,178   10,159,556
 Current maturities of long-term debt (Note 8)........     242,760    2,429,500
 Income taxes payable (Note 9)........................     733,009    1,541,561
 Customer deposits payable............................     552,981    1,357,063
                                                       -----------  -----------
   Total Current Liabilities..........................  16,959,022   28,819,514
Long-term debt, less current maturities (Note 8)......   1,778,626   13,194,034
                                                       -----------  -----------
   Total Liabilities..................................  18,737,648   42,013,548
                                                       -----------  -----------
Commitments and Contingencies (Notes 8 and 11)
Stockholders' Equity (Notes 1 and 10):
 Preferred stock, $.01 par value; authorized:
  1,000,000 shares;
  issued: none........................................          --           --
 Class A common stock, $.01 par value; authorized:
  20,000,000 shares, outstanding, 3,288,200 and
  5,312,666 shares, respectively......................      32,882       53,127
 Class B common stock, $.01 par value; authorized:
  3,000,000 shares, outstanding: 2,868,606 and
  2,732,249 shares, respectively......................      28,686       27,322
 Additional paid-in capital...........................  11,885,627   15,626,059
 Unrealized holding (loss) gain on short-term
  investments available-for-sale......................     (15,105)      20,827
 Retained earnings....................................  17,202,388   25,954,921
                                                       -----------  -----------
   Total Stockholders' Equity.........................  29,134,478   41,682,256
                                                       -----------  -----------
   Total Liabilities and Stockholders' Equity......... $47,872,126  $83,695,804
                                                       ===========  ===========

                See notes to consolidated financial statements.

                  HIRSCH INTERNATIONAL CORP. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                               YEAR ENDED JANUARY 31,
                                        --------------------------------------
                                           1995         1996          1997
                                        -----------  -----------  ------------
Net sales.............................  $70,708,874  $87,974,185  $122,195,444
Interest income related to sales-type
 leases...............................    1,617,292    3,022,239     3,243,340
                                        -----------  -----------  ------------
Total revenue.........................   72,326,166   90,996,424   125,438,784
                                        -----------  -----------  ------------
Cost of goods sold (Note 11)..........   47,881,483   58,835,780    80,819,751
Selling, general and administrative
 expenses.............................   16,154,880   20,638,144    29,070,201
Interest expense (Note 8).............      356,595      396,976       832,337
Other income, net.....................     (225,465)    (276,702)     (453,774)
                                        -----------  -----------  ------------
Total expenses........................   64,167,493   79,594,198   110,268,515
                                        -----------  -----------  ------------
Income before income taxes............    8,158,673   11,402,226    15,170,269
Provision for income taxes (Note 9)...    3,335,355    4,837,294     6,402,320
                                        -----------  -----------  ------------
Net income............................  $ 4,823,318  $ 6,564,932  $  8,767,949
                                        ===========  ===========  ============
Net income per share..................        $0.66        $0.87         $1.10
                                        ===========  ===========  ============
Weighted average number of shares used
 in the calculation of net income per
 share (Note 10D).....................    7,335,080    7,511,694     7,971,630
                                        ===========  ===========  ============

                See notes to consolidated financial statements.

                  HIRSCH INTERNATIONAL CORP. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                              CLASS A           CLASS B
                           COMMON STOCK      COMMON STOCK
                             (NOTE 10)         (NOTE 10)       ADDITIONAL  UNREALIZED
                         ----------------- ------------------    PAID-IN     HOLDING    RETAINED
                          SHARES   AMOUNT   SHARES    AMOUNT     CAPITAL   (LOSS) GAIN  EARNINGS       TOTAL
                         --------- ------- ---------  -------  ----------- ----------- -----------  -----------
BALANCE, FEBRUARY 1,
 1994...................   250,000 $ 2,500 3,000,000  $30,000  $   227,442  $     --   $ 7,570,151  $ 7,830,093
Proceeds from initial
 public offering of
 common stock, net (Note
 1)..................... 1,187,500  11,875   (56,250)    (562)   7,341,276        --            --    7,352,589
Issuance of shares in
 connection with
 acquisition (Note 1)...   156,250   1,562        --       --      660,939        --            --      662,501
Transfer of Class B
 stock to Class A
 stockholder............    10,000     100   (10,000)    (100)          --        --            --           --
Stock dividend (5%).....   226,879   2,269        --       --    1,741,833        --    (1,744,102)          --
Unrealized holding loss
 (Note 2C)..............        --      --        --       --           --   (32,880)           --      (32,880)
Net income..............        --      --        --       --           --        --     4,823,318    4,823,318
                         --------- ------- ---------  -------  -----------  --------   -----------  -----------
BALANCE, JANUARY 31,
 1995................... 1,830,629  18,306 2,933,750   29,338    9,971,490   (32,880)   10,649,367   20,635,621
Proceeds from public
 offering of common
 stock, net (Note 1)....   265,144   2,652   (65,144)    (652)   1,906,160        --            --    1,908,160
Stock dividend (25%)
 (Note 10D)............. 1,191,115  11,911        --       --           --        --       (11,911)          --
Exercise of stock
 options................     1,312      13        --       --        7,977        --            --        7,990
Unrealized holding gain
 (Note 2C)..............        --      --        --       --           --    17,775            --       17,775
Net income..............        --      --        --       --           --        --     6,564,932    6,564,932
                         --------- ------- ---------  -------  -----------  --------   -----------  -----------
BALANCE, JANUARY 31,
 1996................... 3,288,200  32,882 2,868,606   28,686   11,885,627   (15,105)   17,202,388   29,134,478
Issuance of shares in
 connection with
 acquisitions (Note 3)..   143,668   1,437        --       --    2,636,407        --            --    2,637,844
Transfer of Class B to
 Class A stockholder....   136,357   1,364  (136,357)  (1,364)          --        --            --           --
Stock dividend (25%)
 (Note 10D)............. 1,541,580  15,416        --       --           --        --       (15,416)          --
Exercise of stock
 options and warrants...   202,861   2,028        --       --    1,104,025        --            --    1,106,053
Unrealized holding gain
 (Note 2C)..............        --      --        --       --           --    35,932            --       35,932
Net income..............        --      --        --       --           --        --     8,767,949    8,767,949
                         --------- ------- ---------  -------  -----------  --------   -----------  -----------
BALANCE, JANUARY 31,
 1997................... 5,312,666 $53,127 2,732,249  $27,322  $15,626,059  $ 20,827   $25,954,921  $41,682,256
                         ========= ======= =========  =======  ===========  ========   ===========  ===========

                See notes to consolidated financial statements.

                  HIRSCH INTERNATIONAL CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                YEAR ENDED JANUARY 31,
                                         --------------------------------------
                                            1995         1996          1997
                                         -----------  -----------  ------------
Cash flows from operating activities:
 Net income............................  $ 4,823,318  $ 6,564,932  $  8,767,949
Adjustments to reconcile net income to net cash
 provided by
 operating activities:
 Depreciation and amortization.........      896,860    1,142,018     1,763,464
 Provision for bad debts...............      435,798      578,402       433,225
 Provision for slow-moving
  inventories..........................       92,627      419,667       230,000
 Loss on disposal of assets............       12,513       61,615        18,303
 Deferred income taxes.................     (330,775)    (288,428)     (192,885)
 Changes in operating assets and
  liabilities:
  Accounts receivable..................   (4,157,208)  (5,592,861)   (5,011,589)
  Net investment in sales-type leases..     (859,699)  (1,899,759)   (2,287,261)
  Inventories..........................   (1,125,485)  (1,244,337)   (2,777,864)
  Other current assets.................     (330,884)    (113,933)      (61,033)
  Other assets.........................     (222,567)    (403,271)     (746,954)
  Trade acceptances payable............    1,939,775    1,346,590     4,675,740
  Accounts payable and accrued
   expenses............................    1,914,887    1,351,833    (2,602,069)
  Income taxes payable.................      551,196       15,809       408,552
  Customer deposits payable............       56,886     (245,386)      804,082
                                         -----------  -----------  ------------
    Net cash provided by operating
     activities........................    3,697,242    1,692,891     3,421,660
                                         -----------  -----------  ------------
Cash flows from investing activities:
 Capital expenditures..................   (4,505,712)  (1,123,125)   (1,446,437)
 Acquisition of Pulse Microsystems
  Ltd..................................     (750,000)          --            --
 Acquisition of Sewing Machine
  Exchange, Inc........................           --           --    (4,973,222)
 Acquisition of Sedeco, Inc............           --           --    (4,153,038)
 Short-term investments:
  (Purchases) proceeds.................   (3,670,801)   1,226,854      (392,116)
                                         -----------  -----------  ------------
    Net cash (used in) provided by
     investing activities..............   (8,926,513)     103,729   (10,964,813)
                                         -----------  -----------  ------------
Cash flows from financing activities:
 Proceeds from public offering.........    8,251,000    2,325,000            --
 Repayment of short-term notes pay-
  able.................................   (2,436,967)          --            --
 Proceeds of long-term debt............    2,295,000           --    11,946,305
 Repayments of long-term debt..........     (139,709)    (311,647)   (4,209,171)
 Dividends paid........................     (750,000)          --            --
 Proceeds from exercise of stock op-
  tions and warrants...................           --        7,990     1,106,053
                                         -----------  -----------  ------------
    Net cash provided by financing ac-
     tivities..........................    7,219,324    2,021,343     8,843,187
                                         -----------  -----------  ------------
Increase in cash and cash equivalents..    1,990,053    3,817,963     1,300,034
Cash and cash equivalents, beginning of
 period................................      756,612    2,746,665     6,564,628
                                         -----------  -----------  ------------
Cash and cash equivalents, end of peri-
 od....................................  $ 2,746,665  $ 6,564,628  $  7,864,662
                                         ===========  ===========  ============

                See notes to consolidated financial statements.

                  HIRSCH INTERNATIONAL CORP. AND SUBSIDIARIES

                                                    YEAR ENDED JANUARY 31,
                                               ---------------------------------
                                                  1995       1996        1997
                                               ---------- ----------  ----------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMA-
 TION:
 Interest paid...............................  $  339,127 $  387,431  $  796,419
                                               ========== ==========  ==========
 Income taxes paid...........................  $3,125,648 $4,842,640  $5,788,038
                                               ========== ==========  ==========
Non-cash investing and financing activities:
 Property and equipment returned in
  satisfaction of capital lease..............  $       -- $ (622,295) $       --
                                               ========== ==========  ==========
 Satisfaction of capital lease obligation....  $       -- $  691,052  $       --
                                               ========== ==========  ==========

  The Company purchased all of the capital stock of SMX and Sedeco (see Note 3) for $8,690,000 and $6,565,000, respectively. In connection with the acquisitions the following activity was recorded:

                                                           SMX        SEDECO
                                                       -----------  -----------
Fair value of assets acquired......................... $ 6,360,000  $ 4,359,000
Fair value of liabilities assumed.....................  (7,711,000)  (1,378,000)
                                                       -----------  -----------
Net assets acquired................................... $(1,351,000) $ 2,981,000
                                                       ===========  ===========
Cash paid (gross) for net assets...................... $ 5,000,000  $ 4,165,000
Promissory notes issued for net assets................   3,500,000           --
Class A common stock issued for net assets............     238,000    2,400,000
Acquisition costs.....................................     755,000      548,000
                                                       -----------  -----------
Total consideration...................................   9,493,000    7,113,000
Less net assets acquired..............................   1,351,000   (2,981,000)
Less accumulated amortization.........................    (361,000)     (22,000)
Less offset of promissory notes.......................    (550,000)          --
                                                       -----------  -----------
Excess of cost over net assets acquired............... $ 9,933,000  $ 4,110,000
                                                       ===========  ===========

                See notes to consolidated financial statements.

                  HIRSCH INTERNATIONAL CORP. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED JANUARY 31, 1995, 1996 AND 1997

NOTE 1--BUSINESS ORGANIZATION AND BASIS OF PRESENTATION

  The accompanying consolidated financial statements include the accounts of Hirsch International Corp. ("Hirsch"), HAPL Leasing Co., Inc. ("HAPL" or "HAPL Leasing"), Pulse Microsystems Ltd. ("Pulse"), Sewing Machine Exchange, Inc. ("SMX") and Sedeco, Inc. ("Sedeco") (collectively, the "Company"). The operations of SMX and Sedeco are included in consolidated operations since their acquisitions on June 7, 1996 and December 20, 1996, respectively (see
Note 3).

  The Company is a single source provider of sophisticated equipment and valued added products and services to the embroidery industry. The embroidery equipment and value added products sold by the Company are widely used by contract embroiderers, large and small manufacturers of apparel and fashion accessories, retail stores and embroidery entrepreneurs servicing specialized niche markets. HAPL Leasing provides leasing services to customers of the Company.

  During fiscal 1995, the Company consummated an initial public offering (the "IPO") of Class A Common Stock. The Company sold 1,000,000 shares at $8.00 per share. Net proceeds of $7,353,000, after offering expenses of approximately $898,000, were received by the Company.

  Concurrent with the IPO, the Company acquired all of the outstanding capital stock of Pulse. The acquisition of Pulse has been accounted for as a purchase and accordingly, the acquired assets have been recorded at their estimated fair market values at the date of acquisition. The cost in excess of fair value of Pulse has been recorded as purchased technologies and is being amortized over a period of seven years.

  On January 24, 1996, the Company consummated a secondary public offering of Class A Common Stock (the "Second Offering"). The Company sold 200,000 shares at $12.375 per share. Another 800,000 shares were sold by certain of the Company's officers. Net proceeds of approximately $1,906,000, after offering expenses of approximately $417,000, were received by the Company. On February 15, 1996, the underwriters exercised their over-allotment option to purchase an additional 150,000 shares from certain of the Company's officers.

  Amounts of shares and per share amounts in this note have not been adjusted to reflect stock dividends or stock splits (see Note 10D).

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (A) Principles of Consolidation--The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

  (B) Revenue Recognition--The Company distributes embroidery equipment which it offers for sale or lease. Revenue related to the sale of equipment is recorded at the time of shipment. Lease contracts which meet the criteria of Statement of Financial Accounting Standards No. 13, "Accounting For Leases" are accounted for as sales-type leases. Under this method, revenue is recognized as a sale at the later of the time of shipment or acceptance by the lessee in an amount equal to the present value of the rental payments under the lease term (usually 36-60 months). The difference between the total lease payments and the present value is amortized over the term of the lease so as to produce a constant periodic rate of return on the net investment in the lease. To date, all leases issued by the Company and HAPL Leasing have been sales-type leases. The operating method of accounting for leases would be followed for lease contracts not meeting the above criteria. Under this method of accounting, aggregate rental revenue would be recognized over the term of the lease.

                  HIRSCH INTERNATIONAL CORP. AND SUBSIDIARIES

                  YEARS ENDED JANUARY 31, 1995, 1996 AND 1997


  Service revenues and costs are recognized when services are provided. Sales of computer hardware and software are recognized when shipped provided that no significant vendor and post-contract and support obligations remain and collection is probable.

  (C) Cash Equivalents and Short-Term Investments Available-For-Sale--Cash equivalents consist of money market accounts with initial maturities of three months or less. Short-term investments consist primarily of tax-exempt bonds. In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company has stated short-term investments available-for-sale at market value.

  (D) Allowance for Doubtful Accounts--The Company provides an allowance for doubtful accounts determined by a specific identification of individual accounts and a general reserve to cover other accounts based on historical experience. The Company writes off receivables upon determination that no further collections are probable.

  (E) Inventories--Inventories consisting of machines and parts are stated at the lower of cost or market. Cost for machinery is determined by specific identification and for all other items on a first-in, first-out basis. Reserves are established to record provisions for slow moving inventories in the period in which it becomes reasonably evident that the product is not salable or the market value is less than cost.

  (F) Foreign Operations--Assets and liabilities of the Company's foreign subsidiary are translated at year-end exchange rates. Results of operations are translated using the average exchange rate prevailing throughout the year. Gains and losses from foreign currency transactions are included in net income and are not significant.

  The Company makes only limited use of derivative financial instruments and does not use them for trading purposes. Trade acceptances payable are denominated in Japanese yen and are related to the purchase of equipment from the Company's major supplier. The Company purchases foreign currency forward contracts (which are usually approximately six months in duration) to hedge the risk associated with fluctuations in foreign currency exchange rates (see
Note 11B). The cost of such contracts are included in the cost of the related machinery in inventory.

  (G) Property, Plant and Equipment--Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Capitalized values of property under leases are amortized over the life of the lease or the estimated life of the asset, whichever is less. Depreciation and amortization are provided on the straight-line or declining balance methods over the following estimated useful lives:

      ASSET CATEGORY                                              LIVES IN YEARS
      --------------                                              --------------
      Building...................................................        39
      Furniture and fixtures.....................................       5-7
      Machinery and equipment....................................       5-7
      Automobiles................................................       3-5
      Leasehold improvements.....................................      5-20

  (H) Software Development Costs--The development of new software products and enhancements to existing products are expensed as incurred until technological feasibility has been established. After technological feasibility is established, any additional costs would be capitalized in accordance with Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." Capitalized software costs are amortized on a straight-line basis over the estimated

                  HIRSCH INTERNATIONAL CORP. AND SUBSIDIARIES

                  YEARS ENDED JANUARY 31, 1995, 1996 AND 1997

useful product lives (normally three years) commencing in the month following product release. During the years ended January 31, 1996 and 1997, the Company capitalized approximately $252,000 and $364,000 of software development costs, respectively. Such costs are included in other assets on the accompanying consolidated balance sheets. Amortization expense for the years ended January 31, 1996 and 1997 was approximately $21,000 and $84,000, respectively. No software development costs were capitalized in fiscal 1995.

  (I) Impairment of Long-Lived Assets--In accordance with Statement of Financial Accounting Standards No. 121, "Accounting For the Impairment of Long-Lived Assets and For Long-Lived Assets To Be Disposed Of" ("SFAS 121"), the Company reviews its long-lived assets, including property, plant and equipment, identifiable intangibles and purchased technologies, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows, without interest charges, will be less than the carrying amount of the assets. Impairment is measured at fair value. SFAS 121 had no effect on the Company's consolidated financial statements.

  (J) Leases--Leases (in which the Company is lessee) which transfer substantially all of the risks and benefits of ownership are classified as capital leases, and assets and liabilities are recorded at amounts equal to the lesser of the present value of the minimum lease payments or the fair value of the leased properties at the beginning of the respective lease terms. Interest expense relating to the lease liabilities is recorded to effect constant rates of interest over the terms of the leases. Leases which do not meet such criteria are classified as operating leases and the related rentals are charged to expense as incurred.

  (K) Income Taxes--The Company accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company's consolidated financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial accounting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

  (L) Net Income Per Share--Net income per share is based on the weighted average number of common shares outstanding during the period after giving retroactive effect to stock dividends and splits (see Note 10D). Stock options are considered to be common stock equivalents and, accordingly, have been included in the computation of earnings per share for the years ended January 31, 1995, 1996 and 1997, respectively, using the Treasury Stock Method.

  (M) Stock-based Compensation--The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, "Accounting for Stock Issued to Employees" ("APB 25").

  (N) Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (O) Fair Value of Financial Instruments--Financial instruments consist primarily of investments in cash, short-term investments, trade account receivables, accounts payable and debt obligations. At January 31, 1996 and 1997, the fair value of the Company's financial instruments approximated the carrying value (see Note 2C).

                  HIRSCH INTERNATIONAL CORP. AND SUBSIDIARIES

                  YEARS ENDED JANUARY 31, 1995, 1996 AND 1997


NOTE 3--ACQUISITIONS

  (A) Acquisition of Sewing Machine Exchange--On June 7, 1996 the Company acquired all of the outstanding capital stock of SMX. The acquisition was accounted for as a purchase in accordance with Accounting Principles Board Opinion No. 16 "Business Combinations" ("APB 16") and accordingly, the acquired assets and assumed liabilities have been recorded at their estimated fair market values at the date of acquisition. The cost in excess of fair value of SMX is being amortized over a 15-year period.

  The purchase price was $8,690,000, paid in the form of a promissory note in the principal amount of $4,250,000 to each of the two former shareholders of SMX and by delivery of an aggregate of 9,375 shares of the Company's Class A Common Stock. Pursuant to the terms of the promissory notes, the Company was required to make a principal payment on each note in the amount of $2,500,000 on June 13, 1996 with the balance of each note ($1,750,000) payable in 60 equal monthly installments of principal and interest beginning July 7, 1996 (see Note 8B). These notes were subsequently reduced by $550,000 related to certain guarantees in the stock purchase agreement regarding inventory and accounts receivable. Concurrent with the acquisition, the Company entered into five-year employment contracts with SMX's former shareholders pursuant to which they received 331,250 options to purchase shares of Hirsch Class A common stock (see Note 10B). The options were issued at fair market value at the date of acquisition and vest in four annual installments of 25 percent each on the first, second, third, and fourth anniversary of the date of grant and expire five years from the date thereof.

  (B) Acquisition of Sedeco--On December 20, 1996 the Company acquired all of the outstanding capital stock of Sedeco. The acquisition was accounted for as a purchase in accordance with APB 16 and accordingly, the acquired assets and assumed liabilities have been recorded at their estimated fair market value (pending final purchase price allocation) at the date of acquisition. The cost in excess of fair value of Sedeco is being amortized over a 15-year period.

  The purchase price of $6,565,000 was paid in the form of $4,165,000 in cash and $2,400,000 in the Company's Class A common stock. Concurrent with the acquisition, the Company entered into a five-year employment contract with Sedeco's former shareholder pursuant to which 60,300 options to purchase shares of Hirsch Class A common stock were issued (see Note 10B). The options were issued at fair market value at the date of acquisition and vest in four annual installments of 25 percent each on the first, second, third, and fourth anniversary of the date of grant and expire five years from the date of grant.

  On the basis of a pro forma consolidation of the results of operations, as if the acquisitions of SMX and Sedeco had taken place at the beginning of fiscal year 1996, management believes that the acquisitions would not have had a material effect on the reported amounts for fiscal years 1996 and 1997. Such pro forma amounts are not necessarily indicative of what the actual consolidated results might have been if the acquisitions had been effective at the beginning of fiscal year 1996.

NOTE 4--INVENTORIES

                                                             JANUARY 31,
                                                       ------------------------
                                                          1996         1997
                                                       -----------  -----------
Machines.............................................. $ 6,158,040  $12,244,563
Parts and accessories.................................   2,837,165    5,527,352
Less: Reserve for slow moving inventory...............  (1,026,002)  (2,003,050)
                                                       -----------  -----------
Total................................................. $ 7,969,203  $15,768,865
                                                       ===========  ===========

                  HIRSCH INTERNATIONAL CORP. AND SUBSIDIARIES

                  YEARS ENDED JANUARY 31, 1995, 1996 AND 1997


NOTE 5--NET INVESTMENT IN SALES-TYPE LEASES

                                                            JANUARY 31,
                                                      ------------------------
                                                         1996         1997
                                                      -----------  -----------
Total minimum lease payments receivable.............  $ 9,595,952  $11,141,379
Estimated residual value of leased property
 (unguaranteed).....................................    1,832,088    3,058,948
Reserve for estimated uncollectible lease payments..     (300,000)    (337,500)
Less: Unearned income...............................   (2,483,216)  (2,968,242)
                                                      -----------  -----------
Net investment......................................    8,644,824   10,894,585
Less: Current portion...............................    1,592,733    1,715,164
                                                      -----------  -----------
Non-current portion.................................  $ 7,052,091  $ 9,179,421
                                                      ===========  ===========

  At January 31, 1997 future annual lease payments receivable (including estimated residual values) under sales-type leases are as follows:

      FISCAL YEAR ENDING JANUARY 31,
      ------------------------------
          1998....................................................... $ 2,808,430
          1999.......................................................   2,693,405
          2000.......................................................   2,567,790
          2001.......................................................   2,373,487
          2002.......................................................   2,093,999
          Thereafter.................................................   1,663,216
                                                                      -----------
                                                                      $14,200,327
                                                                      ===========

NOTE 6--PROPERTY, PLANT AND EQUIPMENT

                                                             JANUARY 31,
                                                       ------------------------
                                                          1996         1997
                                                       -----------  -----------
Land and building..................................... $ 2,767,355  $ 3,288,137
Machinery and equipment...............................   1,996,191    3,039,794
Furniture and fixtures................................     880,773    1,373,929
Automobiles...........................................     275,421      670,056
Leasehold improvements................................     658,875    1,368,845
                                                       -----------  -----------
Total at cost.........................................   6,578,615    9,740,761
Less: Accumulated depreciation and amortization         (1,738,085)  (3,238,242)
Reserve for assets held for sale......................          --     (260,382)
                                                       -----------  -----------
Property, plant and equipment, net.................... $ 4,840,530  $ 6,242,137
                                                       ===========  ===========

                  HIRSCH INTERNATIONAL CORP. AND SUBSIDIARIES

                  YEARS ENDED JANUARY 31, 1995, 1996 AND 1997


NOTE 7--ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                              JANUARY 31,
                                                         ----------------------
                                                            1996       1997
                                                         ---------- -----------
Accounts payable........................................ $2,863,371 $ 4,640,688
Accrued commissions payable.............................    845,746     818,969
Accrued payroll costs...................................    685,435     832,529
Accrued warranty costs..................................    365,635     625,635
Other accrued expenses..................................  2,013,991   3,241,735
                                                         ---------- -----------
Total accounts payable and accrued expenses............. $6,774,178 $10,159,556
                                                         ========== ===========

NOTE 8--LONG-TERM DEBT

                                                              JANUARY 31,
                                                         ----------------------
                                                            1996       1997
                                                         ---------- -----------
Term Note (A)........................................... $       -- $ 6,750,000
Promissory Notes (B)....................................         --   2,541,662
Sedeco acquisition (C)..................................         --   4,446,305
Mortgage (D)............................................  2,008,126   1,778,625
Other...................................................     13,260     106,942
                                                         ---------- -----------
Total (E)...............................................  2,021,386  15,623,534
Less: Current maturities................................    242,760   2,429,500
                                                         ---------- -----------
Long-term maturities.................................... $1,778,626 $13,194,034
                                                         ========== ===========

--------
(A) On June 10, 1996, the Company entered into a term loan agreement with a bank (the "Term Loan Agreement") pursuant to which the bank lent $7,500,000 to the Company to fund the acquisition of SMX and to repay SMX's credit facilities. The loan is repayable in 20 equal quarterly installments of principal and interest (as defined in the Term Loan Agreement) beginning September 30, 1996. The loan has been guaranteed by Hirsch, Pulse and SMX, and requires the Company to maintain, among others, certain minimum tangible net worth, quick asset ratio and fixed charge coverage ratio levels, as defined.
(B) In connection with the acquisition of SMX, the Company issued promissory notes in the principal amount of $4,250,000 to each of the two former shareholders of SMX. Pursuant to the terms of the promissory notes, the Company was required to make a principal payment on June 13, 1996 with the balance of each note ($1,750,000) payable in 60 equal monthly installments of principal and interest beginning July 7, 1996. The notes bear interest at the rate (the "Hirsch Rate") defined in the Hirsch Term Agreement plus two percent through June 1999 and from July 1999 through maturity at the Hirsch Rate. Pursuant to the terms of the Stock Purchase Agreement, the former shareholders of SMX made certain guarantees with respect to collectibility of accounts receivable and salability of inventory among other things. In the fourth quarter, these notes were reduced by approximately $550,000 (see Note 3).
(C) In connection with the purchase of Sedeco, the Company borrowed approximately $4,446,000 to fund the acquisition and repay Sedeco's credit facilities. The amounts were borrowed under the provisions of the Revolving Credit Facility (see E) and bear interest as defined therein. The Revolver matures three years from the closing date at which point, any amounts used to fund acquisitions thereunder will convert to a term loan facility and be paid in 12 equal quarterly installments over a three-year period. At January 31, 1997, all amounts outstanding thereunder were classified in Long-Term Debt on the Balance Sheets.

                  HIRSCH INTERNATIONAL CORP. AND SUBSIDIARIES

                  YEARS ENDED JANUARY 31, 1995, 1996 AND 1997

(D) On October 27, 1994, Hirsch entered into a ten year, $2,295,000 mortgage agreement with a bank (the "Mortgage") for its new corporate headquarters. The Mortgage bears interest at a fixed rate of 8.8 percent and is payable in equal monthly principal installments of $19,125. The terms of the Mortgage, among other things, restrict additional borrowings by the Company and require the Company to maintain certain debt service coverage ratio levels, as defined in the Mortgage. The obligation under the Mortgage is secured by a lien on the premises and the related improvements thereon.
(E) The Company has a $30,000,000 Revolving Credit Facility with two banks (the "Facility"). The Facility is for working capital loans, letters of credit and deferred payment letters of credit and bear interest, as defined in the Facility. The terms of the Facility, among other things, restrict additional borrowings by the Company and require the Company to maintain, among other things, certain minimum tangible net worth, quick asset ratio and fixed charge coverage levels, as defined. The Facility also provides a $15,000,000 sub-limit to finance acquisitions (as defined therein), under which approximately $4,446,000 was outstanding at January 31,1997 for the Sedeco acquisition (see Notes 3 and 8C). This Facility has also been used for letters of credit and deferred payment letters of credit aggregating approximately $13,332,000 at January 31, 1997. There were no working capital loans outstanding against this Facility at January 31, 1997.

  The Company had an unsecured Line of Credit Agreement with a bank in the prior year to finance working capital loans, lines of credit and deferred payment letters of credit. This line had been used for letters of credit and deferred payment letters of credit aggregating approximately $8,656,000 at January 31, 1996.

  Long-term debt (including capitalized lease obligations) of the Company at January 31, 1997 matures as follows:

      FISCAL YEAR ENDING JANUARY 31,
      ------------------------------
          1998....................................................... $ 2,429,500
          1999.......................................................   2,479,259
          2000.......................................................   6,911,201
          2001.......................................................   2,194,297
          2002.......................................................     979,500
          Thereafter.................................................     629,777
                                                                      -----------
                                                                      $15,623,534
                                                                      ===========

NOTE 9--INCOME TAXES

  The provision for income taxes for each of the periods presented herein is as follows:

                                                       JANUARY 31,
                                             ----------------------------------
                                                1995        1996        1997
                                             ----------  ----------  ----------
Current:
 Federal.................................... $2,831,498  $3,855,262  $4,841,997
 State......................................    834,632   1,270,460   1,753,208
                                             ----------  ----------  ----------
Total current...............................  3,666,130   5,125,722   6,595,205
                                             ----------  ----------  ----------
Deferred:
 Federal....................................   (252,960)   (223,811)   (100,052)
 State......................................    (77,815)    (64,617)    (92,833)
                                             ----------  ----------  ----------
Total deferred..............................   (330,775)   (288,428)   (192,885)
                                             ----------  ----------  ----------
Total provision for income taxes............ $3,335,355  $4,837,294  $6,402,320
                                             ==========  ==========  ==========

                  HIRSCH INTERNATIONAL CORP. AND SUBSIDIARIES

                  YEARS ENDED JANUARY 31, 1995, 1996 AND 1997


  The tax effects of temporary differences that give rise to deferred income tax assets at January 31, 1996 and 1997 are as follows:

                                     JANUARY 31, 1996      JANUARY 31, 1997
                                   --------------------- ---------------------
                                      NET        NET        NET        NET
                                    CURRENT   LONG-TERM   CURRENT   LONG-TERM
                                    DEFERRED   DEFERRED   DEFERRED   DEFERRED
                                   TAX ASSETS TAX ASSETS TAX ASSETS TAX ASSETS
                                   ---------- ---------- ---------- ----------
Accounts receivable............... $  413,946  $     --  $  589,178 $      --
Inventories.......................    450,239        --     487,142        --
Accrued warranty costs............    147,241        --     152,068        --
Other accrued expenses............     44,047        --      69,862        --
Purchased technologies............         --    92,365          --   131,492
Net investments in sales-type
 leases (allowance for doubtful
 accounts)........................         --   120,810          --   140,470
Capitalized software development
 costs............................         --   (92,460)         --  (201,139)
                                   ----------  --------  ---------- ---------
  Total........................... $1,055,473  $120,715  $1,298,250 $  70,823
                                   ==========  ========  ========== =========

  Valuation allowances for such deferred tax assets have not been established as it is more likely than not that the Company will realize these assets in the future based upon the historical profitable operations of the Company.

  Net long-term deferred tax assets are included in other assets on the accompanying consolidated balance sheets.

  A reconciliation of the differences between the federal statutory tax rate of 34 percent and the Company's effective income tax rate is as follows:

                                                      YEAR ENDED JANUARY 31,
                                                      -------------------------
                                                       1995     1996     1997
                                                      -------  -------  -------
   Federal statutory income tax rate.................    34.0%    34.0%    34.0%
   State income taxes, net of federal benefit........     6.1      7.5      8.4
   Permanent differences.............................     0.8      0.9     (0.2)
                                                      -------  -------  -------
   Effective income tax rate.........................    40.9%    42.4%    42.2%
                                                      =======  =======  =======

NOTE 10--STOCKHOLDERS' EQUITY

  (A) Common Stock--The Class A Common Stock and Class B Common Stock have authorizations of 20,000,000 and 3,000,000 shares, respectively. The Class A Common Stock and Class B Common Stock are substantially identical in all respects, except that the holders of Class B Common Stock elect two-thirds of the Company's Board of Directors (as long as the number of shares of Class B common stock outstanding equals or exceeds 400,000), while the holders of Class A Common Stock elect one-third of the Company's Board of Directors. Each share of Class B Common Stock automatically converts into one share of Class A Common Stock upon transfer to a non-Class B common stockholder. At the same time, the Board approved the authorization of 1,000,000 shares of preferred stock to be issued, from time to time, in such series and with such designations, rights and preferences as the Board may subsequently determine. The stock splits and the changes in authorized capital have been retroactively reflected for all periods presented herein.

                  HIRSCH INTERNATIONAL CORP. AND SUBSIDIARIES

                  YEARS ENDED JANUARY 31, 1995, 1996 AND 1997


  (B) Stock Option Plans--The Company maintains two stock options plans pursuant to which an aggregate of 984,375 shares of Common Stock may be granted.

  The 1993 Stock Option Plan was adopted by the Board of Directors in December 1993 and was approved by the stockholders of the Company on July 28, 1994 (the "1993 Plan").

  The 1993 Plan has 750,000 shares of Common Stock reserved for issuance upon the exercise of options designated as either (i) incentive stock options ("ISOs") under the Internal Revenue Code of 1986, as amended (the "Code"), or
(ii) non-qualified options. ISOs may be granted under the Stock Option Plan to employees and officers of the Company. Non-qualified options may be granted to consultants, directors (whether or not they are employees), employees or officers of the Company.

  Stock option transactions during the years ended January 31, 1995, 1996 and 1997 for the 1993 Plan are summarized below:

                                                                   WEIGHTED
                                         SHARES    PRICE RANGE   AVERAGE PRICE
                                         -------  -------------- -------------
   Options granted......................  53,467  $ 4.88--$ 5.89    $ 5.43
                                         -------  --------------    ------
   Options outstanding--January 31,
    1995................................  53,467  $ 4.88--$ 5.89    $ 5.43
   Options granted......................  11,720  $ 9.12--$10.04    $ 9.73
   Options exercised....................  (1,640)     $ 4.88        $ 4.88
                                         -------  --------------    ------
   Options outstanding--January 31,
    1996................................  63,547  $ 4.88--$10.04    $ 6.21
   Options granted...................... 255,625  $10.20--$17.05    $14.94
   Options exercised....................  (4,602)     $ 4.88        $ 4.88
   Options canceled.....................  (5,625)     $14.50        $14.50
                                         -------  --------------    ------
   Options outstanding--January 31,
    1997................................ 308,945  $ 4.88--$17.05    $13.23
                                         =======  ==============    ======
   Options exercisable at January 31,
    1997................................  51,127  $ 4.88--$10.04    $ 5.76
                                         =======  ==============    ======

                                OPTIONS OUTSTANDING   OPTIONS EXERCISABLE
                               ---------------------- --------------------
                               WEIGHTED AVG. WEIGHTED             WEIGHTED
      RANGE OF                   REMAINING   AVERAGE              AVERAGE
       EXERCISE      NUMBER     CONTRACTUAL  EXERCISE   NUMBER    EXERCISE
      PRICES       OUTSTANDING  LIFE (YRS)    PRICE   EXERCISABLE  PRICE
     ----------    ----------- ------------- -------- ----------- --------
   $ 4.88--$ 5.89     47,225        2.5       $ 5.43    47,225     $5.43
   $ 9.12--$10.20     11,720        3.5       $ 9.73     3,902     $9.73
   $14.50--$17.05    250,000        4.5       $14.94       --        --
                     -------                            ------
                     308,945                            51,127
                     =======                            ======

  All options granted for the fiscal year ended January 31, 1995 are exercisable one year from the date of grant and expire five years from the date of grant. All options issued subsequent to the fiscal year ended January 31, 1995 vest in three annual installments of 33 1/3 percent each on the first, second, and third anniversary of the date of grant. There are 435,188 shares available for future grants under the 1993 Plan. Approximately 5,625 options have been canceled under this plan.

                  HIRSCH INTERNATIONAL CORP. AND SUBSIDIARIES

                  YEARS ENDED JANUARY 31, 1995, 1996 AND 1997

  The 1994 Non-Employee Director Stock Option Plan (the "Directors Plan") was adopted by the Board of Directors in September 1994, and was approved by the Stockholders of the Company in June 1995. The Directors Plan has 234,375 shares of Common Stock reserved for issuance. Pursuant to the terms of the Directors Plan, each independent unaffiliated Director shall automatically be granted, subject to availability, without any further action by the Board of Directors or the Stock Option Committee: (i) a non-qualified option to purchase 7,500 shares of Common Stock upon their election to the Board of Directors; and (ii) a non-qualified option to purchase 2,500 shares of Common Stock on the date of each annual meeting of stockholders following their election to the Board of Directors. The exercise price under each option is the fair market value of the Company's Common Stock on the date of grant. Each option has a five-year term and vests in three annual installments of 33 1/3 percent each on the first, second, and third anniversary of the date of grant. Options granted under the Directors Plan are generally not transferable during an optionee's lifetime but are transferable at death by will or by the laws of descent and distribution. In the event an optionee ceases to be a member of the Board of Directors (other than by reason of death or disability), then the non-vested portion of the option immediately terminates and becomes void and any vested but unexercised portion of the option may be exercised for a period of 180 days from the date the optionee ceased to be a member of the Board of Directors. In the event of death or permanent disability of an optionee, all options accelerate and become immediately exercisable until the scheduled expiration date of the option.

  Stock option transactions during the years ended January 31, 1995, 1996 and 1997 for the Directors Plan are summarized below:

                                                                    WEIGHTED
                                            SHARES  PRICE RANGE   AVERAGE PRICE
                                            ------ -------------- -------------
   Options granted........................  35,157     $ 5.36        $ 5.36
                                            ------ --------------    ------
   Options outstanding--January 31, 1995..  35,157     $ 5.36        $ 5.36
   Options granted........................  11,718     $ 9.12        $ 9.12
                                            ------ --------------    ------
   Options outstanding--January 31, 1996..  46,875 $ 5.36--$ 9.12    $ 6.30
   Options granted........................   9,375     $15.50        $15.50
                                            ------ --------------    ------
   Options outstanding--January 31, 1997..  56,250 $ 5.36--$15.50    $ 7.83
                                            ====== ==============    ======
   Options exercisable at January 31,
    1997..................................  27,344 $ 5.36--$ 9.12    $ 5.90
                                            ====== ==============    ======

                           OPTIONS OUTSTANDING   OPTIONS EXERCISABLE
                          ---------------------- --------------------
                          WEIGHTED AVG. WEIGHTED             WEIGHTED
                            REMAINING   AVERAGE              AVERAGE
   EXERCISE     NUMBER     CONTRACTUAL  EXERCISE   NUMBER    EXERCISE
    PRICES    OUTSTANDING  LIFE (YRS)    PRICE   EXERCISABLE  PRICE
   --------   ----------- ------------- -------- ----------- --------
   $ 5.36       35,157         2.5       $ 5.36    23,438     $5.36
   $ 9.12       11,718         3.5       $ 9.12     3,906     $9.12
   $15.50        9,375         4.5       $15.50       --        --
                ------                             ------
                56,250                             27,344
                ======                             ======

  There are 178,125 shares available for future grants under the Directors Plan. No options have been exercised or canceled under this plan.

                  HIRSCH INTERNATIONAL CORP. AND SUBSIDIARIES

                  YEARS ENDED JANUARY 31, 1995, 1996 AND 1997

  In connection with the acquisitions of Sedeco, SMX, and Pulse, approximately 427,000 non-plan options have been issued as follows:

                                                                    WEIGHTED
                                           SHARES   PRICE RANGE   AVERAGE PRICE
                                           ------- -------------- -------------
   Options granted--Pulse acquisition....   35,892     $ 4.88        $ 4.88
                                           ------- --------------    ------
   Options outstanding--January 31, 1995
    and 1996.............................   35,892     $ 4.88        $ 4.88
   Options granted--SMX and Sedeco acqui-
    sitions..............................  391,550 $16.20--$18.25    $16.52
                                           ------- --------------    ------
   Options outstanding--January 31,
    1997.................................  427,442 $ 4.88--$18.25    $15.54
                                           ======= ==============    ======
   Options exercisable at January 31,
    1997.................................   35,892     $ 4.88        $ 4.88
                                           ======= ==============    ======

                           OPTIONS OUTSTANDING   OPTIONS EXERCISABLE
                          ---------------------- --------------------
                          WEIGHTED AVG. WEIGHTED             WEIGHTED
                            REMAINING   AVERAGE              AVERAGE
   EXERCISE     NUMBER     CONTRACTUAL  EXERCISE   NUMBER    EXERCISE
    PRICES    OUTSTANDING  LIFE (YRS)    PRICE   EXERCISABLE  PRICE
   --------   ----------- ------------- -------- ----------- --------
   $ 4.88        35,892       2.5        $ 4.88    35,892     $4.88
   $16.20       331,250       4.5        $16.20       --        --
   $18.25        60,300       4.75       $18.25       --        --
                -------                            ------
                427,422                            35,892
                =======                            ======

  The options issued in connection with the Pulse acquisition are exercisable and have a life of five years. The options issued in connection with the SMX and Sedeco acquisitions vest in four annual installments of 25 percent each in the first, second, third, and fourth anniversary of the date of grant and expire five years from the date of grant. No options have been exercised or canceled.

  In addition, pursuant to the IPO, the underwriters received warrants to purchase from the Company 205,080 shares of Class A Common Stock. The warrants are exercisable for a period of four years commencing one year after the date of the IPO at exercise prices ranging from 107 percent to 128 percent of the initial public offering price. During the fiscal year ended January 31, 1997, 198,300 warrants were exercised at a price of $5.56 per share. Approximately 6,780 are exercisable at a price of $5.90 per share.

  (C) Additional Stock Plan Information--As discussed in Note 2, the Company continues to account for its stock-based awards using the intrinsic value method in accordance with APB 25 and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements.

  Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", ("SFAS 123") requires the disclosure of pro forma net income and earnings per share had the Company adopted the fair value method as of the beginning of fiscal 1996. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions for 1996 and 1997: expected life, 5 years following vesting; stock volatility, 28 percent, risk free interest rate of 6.0 percent and no dividends during the expected term. The Company's

                  HIRSCH INTERNATIONAL CORP. AND SUBSIDIARIES

                  YEARS ENDED JANUARY 31, 1995, 1996 AND 1997

calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur. If the computed fair values of the 1997 awards had been amortized to expense over the vesting period of the awards, pro forma net income would have been approximately $8,494,000 ($1.07 per share). The impact of SFAS 123 on pro forma net income for 1996 was zero. However, the impact of outstanding non-vested stock options granted prior to February 1, 1995 has been excluded from the pro forma calculation; accordingly, the 1996 and 1997 pro forma adjustments are not indicative of future period pro forma adjustments, when the calculation will apply to all applicable stock options.

  (D) Stock Dividend--On June 23, 1995 and June 25, 1996, the Company declared five-for-four stock splits effected in the form a 25 percent stock dividends which were paid on July 24, 1995 and July 22, 1996 to stockholders of record on July 10, 1995 and July 8, 1996, respectively. The par value of the shares remains unchanged at $.01 per share.

  Unless otherwise noted, all numbers of shares, per share amounts and per share prices in the consolidated financial statements and notes thereto have been adjusted to reflect the stock dividend and split.

  (E) Profit Sharing Plan--The Company has a voluntary contribution profit sharing plan (the "Plan"), which complies with Section 401(k) of the Internal Revenue Code. Employees who have attained the age of 21 and have one year of continuous service are eligible to participate in the Plan. The Plan permits employees to make a voluntary contribution of pre-tax dollars to a pension trust, with a matching contribution by the Company up to a maximum of 2 percent of an eligible employee's annual compensation. The Company contributed approximately $54,000, $59,000 and $78,000, for the years ended January 31, 1995, 1996 and 1997, respectively. The Company funds all amounts when due.

NOTE 11--COMMITMENTS AND CONTINGENCIES

  (A) Minimum Operating Lease Commitments--The Company has operating leases for various automobiles and sales and service locations. The annual aggregate rental commitments required under these leases, except for those providing for month-to-month tenancy, are as follows:

      FISCAL YEAR ENDING JANUARY 31,
      ------------------------------
          1998........................................................ $  531,548
          1999........................................................    360,117
          2000........................................................    186,720
          2001........................................................    109,680
          2002........................................................     88,567
          Thereafter..................................................     38,260
                                                                       ----------
          Total....................................................... $1,314,892
                                                                       ==========

  Rent expense was approximately $235,000, $264,000 and $617,000 for the years ended January 31, 1995, 1996 and 1997, respectively.

  (B) Foreign Currency Contracts--In connection with the purchase of equipment from its major supplier, the Company purchases foreign currency forward contracts (which usually approximate six months in duration) to hedge the risk associated with fluctuations in foreign currency exchange rates relating to all trade acceptances payable and certain firm purchase commitments. The costs of such contracts are included in the cost of the related machinery in inventory.

                  HIRSCH INTERNATIONAL CORP. AND SUBSIDIARIES

                  YEARS ENDED JANUARY 31, 1995, 1996 AND 1997


  At January 31, 1997, the Company held foreign currency contracts for the purchase of Japanese yen amounting to approximately $58,000,000.

  (C) Litigation--The Company is a defendant in various litigation matters, all arising in the normal course of business. Based upon discussion with Company counsel, management does not expect that these matters will have a material adverse effect on the Company's consolidated financial position or results of operations.

  (D) Employment Agreements--The Company has five-year employment agreements with the Company's senior executives. These employment agreements provided that each executive receive minimum annual compensation of $350,000 for the remainder of the term of the employment agreement. In addition, each employment agreement provides for an annual bonus equal to 5 percent of pre-tax profits of the Company. The Company also entered into a five-year employment agreement with another officer of the Company, who will receive annual compensation of $100,000 with a bonus equal to 2 percent of pre-tax profits of the Company. The Company also has five-year employment agreements with the former shareholders of Pulse, providing each with an annual base salary of $300,000 and an annual bonus based on annual pre-tax profits of Pulse.

  (E) Dependency Upon Major Supplier--During the fiscal years ended January 31, 1995, 1996 and 1997, the Company made purchases of approximately $40,000,000, $47,000,000 and $69,000,000, respectively, from Tajima Industries
Ltd. ("Tajima"), the manufacturer of the embroidery machines the Company sells. This amounted to approximately 82, 80 and 83 percent of the Company's total purchases for the years ended January 31, 1995, 1996 and 1997, respectively.

  The Company has two separate distributorship agreements with Tajima which, collectively, provide the Company the exclusive right to distribute Tajima's complete line of embroidery machines in 39 states. The main agreement (the "East Coast / Midwest Agreement") which covers 33 states, including the original Hirsch territory and the additional states acquired in the SMX territory, became effective on February 21, 1991, has a term of 20 years and contains a renewal provision which permits successive five year renewals upon mutual agreement of the parties. The East Coast / Midwest Agreement is terminable by Tajima and/or the Company on not less than two years' prior notice except that Tajima cannot terminate the East Cost / Midwest Agreement prior to February 20, 1998. The second agreement (the "Southwest Agreement") covers the six states acquired in the Sedeco territory, became effective on February 21, 1997 and has a term of five years.

  In the states of Arizona, California, Hawaii, Idaho, Montana, Nevada, Oregon, Utah, Washington and Wyoming, the Company is the exclusive distributor of Tajima's single, two, four, and six-head machines as well as chenille or chenille/standard embroidery machines with less than four heads or two stations, respectively (the "West Coast Agreement"). The West Coast Agreement has a term of five years and contains a renewal provision which permits successive five year renewals upon mutual agreement of the parties. Tajima may terminate the West Coast Agreement or its exclusivity on 30 days written notice or upon a material change in the current Class B shareholders in which case, the West Coast Agreement can be terminated earlier.

  The minimum purchase of embroidery machines for 1996 was met. The minimum quantity to be sold in 1997 is 1,503 machines in various designations as defined.

  There are several manufacturers of multihead embroidery equipment. Although management of the Company believes that the likelihood of the loss of Tajima as a supply source is remote, if Tajima terminated the current distributor relationship with the Company, management believes that it could establish a similar arrangement with another manufacturer of embroidery equipment.

                                  * * * * * *

The Inside Back Cover Includes Three Photographs:

        .       Picture of Hirsch International Corp. booth at trade show

        .       Picture of Tajima Industries Ltd. four head embroidery machine

        .       Picture of tandem chenille/standard embroidery machine

                        [LOGO]HIRSH INTERNATIONAL CORP.